SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly-Held Company

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2020

Dear Shareholders,

The Management of Braskem S.A. (“Company” or “Braskem”) submits to its Shareholders this proposal (“Proposal”) related to the matters contained in the Agenda of the Annual General Meeting of Braskem to be held on April 30, 2020 (“Meeting”), in accordance with the provisions of the Brazilian Securities and Exchange Commission (“CVM”) Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”):

Given that until 12:00 pm on March 30, 2020, the Company and its auditors had not completed the work related to the Financial Statements for the fiscal year ended on December 31, 2019, the Company's management decided to send to the newspapers the call notice for the Annual General Meeting to resolve on the other matter subject to the Annual General Meeting and, as soon as such works for the conclusion of the referred Financial Statements are finalized, the Extraordinary General Meeting will be called to deliberate on the Management Report and the respective Management Accounts and Financial Statements for the fiscal year ended December 31, 2019.

1.               Resolve on the election of members of the Company’s Board of Directors and alternates

The Management of the Company proposes that the Shareholders resolve on the election of eleven (11) full members and the alternates members for its Board of Directors for a unified term of office of two (2) years, which will be effective until the date of the Annual General Meeting that will resolve on the financial statements of the Company for the fiscal year to end on December 31, 2021, as set forth in articles 18 and 20 of the Company’s Bylaws.

The Management submits to the Shareholders the election of the following slate, appointed by the Shareholders Odebrecht S.A and OSP Ivestimentos S.A. (jointly, referred to as “Odebrecht”) and Petróleo Brasileiro S.A – Petrobras (“Petrobras”):

FULL MEMBERS	ALTERNATE MEMBERS
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA (CHAIRMAN)	ANDRÉ AMARO DA SILVEIRA
JOÃO COX NETO (VICE CHAIRMAN)	DANIEL PEREIRA DE ALBUQUERQUE ENNES
LAURO MARCOS MUNIZ BARRETTO COTTA	-
ANDREA DA MOTTA CHAMMA	MARIA ISABEL DE FARIA PEREZ
GESNER JOSÉ DE OLIVEIRA FILHO	MARCELO ROSSINI DE OLIVEIRA
JOÃO PINHEIRO NOGUEIRA BATISTA	MARCELO MANCINI STELLA
JULIO SOARES DE MOURA NETO	-
ROBERTO LOPES PONTES SIMÕES	JOSÉ MARCELO LIMA PONTES
PEDRO OLIVA MARCILIO DE SOUSA	SUSAN BARRIO DE SIQUEIRA CAMPOS
ROBERTO FALDINI	-
ROGÉRIO BAUTISTA DA NOVA MOREIRA	GUILHERME SIMÕES DE ABREU

The list and information related to the professional experience of the candidates indicated to compose the slate, subject to the provisions of the Shareholders 'Agreement filed at the Company's headquarters ("Shareholders' Agreement"), are available on Exhibit I of this Proposal, according to article 10, item I, of CVM Ruling 481 (items 12.5 to 12.10 of the Reference Form).

Procedure to elect members of the Company’s Board of Directors:

A.               Separate election

If the requirements below are met, the Company will conduct a separate election of the full members of the Board of Directors and their respective alternate.

Such voting will only take place upon request: (i) by shareholders holding common shares that represent, at least, fifteen percent (15%) of all voting shares of the Company, pursuant to article 141, paragraph 4, item I, of Law Nº. 6,404, of December 15, 1976 (“Corporations Law”); or (ii) by Shareholders holding preferred shares that represent, at least, ten percent (10%) of the total capital of the Company, pursuant to article 141, paragraph 4, item II, of the Corporations Law. If the quorums set forth in items (i) and (ii) are not reached, the separate voting for the election of one (1) full member and respective alternate may be required by holders of common and preferred shares jointly representing, at least, ten percent (10%) of the total capital stock of the Company, pursuant to article 141, paragraph 5, of the Corporations Law.

Such right to vote separately may only be exercised by the shareholders that evidence their continuous ownership of the interest required for at least three (3) months immediately before the Meeting. Such evidence must be given:

(i)               In case of personal attendance at the Meeting: by presenting, together with the other documents required for their accreditation, evidence of uninterrupted ownership of the shares issued by the relevant entity not earlier than April 22, 2020; or

(ii)              In case of attendance by means of a remote voting ballot: the shareholder must send to the Company, through the electronic address [braskem-ri@braskem.com.br], the evidence of uninterrupted ownership of the shares issued by the relevant entity not earlier than April 22, 2020. Such evidence will be deemed valid only if received in the email above by 8:00 a.m. on April 30, 2020.

Considering that the shareholders of outstanding common shares issued by the Company do not represent fifteen percent (15%), the separate election of members of the Board of Directors requested by shareholders of common shares, as mentioned in item (i) above, will not be applicable. Thus, only a separate election of one (1) full member and respective alternate for the Company's Board of Directors would be possible.

B.               Majority election

If the separate election is not required or is required without meeting the requirements imposed in article 141, paragraphs 4 and 5 of the Corporations Law, the Company will conduct the majority election of the members of its Board of Directors, pursuant to article 129 of the Corporations Law. The slate voting system will be adopted, and the votes will be cast on a list of candidates previously determined, so that, in the end, all members appointed by the Company's controller and Petrobras will be elected.

If separate voting has been regularly requested, one (1) of the eleven (11) vacant positions of the Board of Directors will be held by the director elected by separate vote cast by the minority Shareholders, leaving 10 (ten) vacant positions to be occupied by members appointed to compose the slate, subject to the provisions of the Shareholders' Agreement filed at the Company's headquarters.

The number of shares held by Shareholders with voting rights who choose to vote separately will be excluded from the calculation of the number of voting shares for the purposes of the majority election.

C.               Multiple Vote

As an alternative form of voting to the majority election, which should also occur after the separate election, the Corporations Law contemplated the possibility of adopting a multiple vote.

It should be clarified, however, that the adoption of such a form of voting system is not a possible scenario for the Company, considering that the outstanding common shares issued by the Company represent less than five percent (5%) of the voting capital stock of the Company (article 141 of the Corporations Law and CVM Ruling 165, of December 11, 1991).

2.               Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors, pursuant to article 19 of the Company’s Bylaws

The Management of the Company proposes to the shareholders that José Mauro Mettrau Carneiro da Cunha and João Cox Neto be elected to the positions of Chairman and Vice Chairman of the Board of Directors of the Company, respectively, pursuant to article 19 of the Company's Bylaws.

3.               Resolve on the election of members of the Company’s Fiscal Council and their alternates

The Management of the Company proposes to resolve on the election of up to five (5) full members and their respective alternates to the Company’s Fiscal Council, for a term of office of one (1) year effective until the date of the next Annual General Meeting concerning the fiscal year to end on December 31, 2020, pursuant to articles 42 and 43 of its Bylaws.

The Management submits to the shareholders the election of the following individuals, appointed by Odebrecht and Petrobras:

FULL MEMBERS	ALTERNATE MEMBERS
ISMAEL CAMPOS DE ABREU	IVAN SILVA DUARTE
GILBERTO BRAGA	TATIANA MACEDO COSTA REGO TOURINHO
CARLOS ALBERTO RECHELO NETO	HERBERT LUIZ DE ARAÚJO GUIMARÃES
AMÓS DA SILVA CANCIO	RAFAEL MENEZES PERES

The list and information related to the professional experience of the candidates appointed by the Company's controller and by Petrobras, subject to the provisions of the Shareholders' Agreement, are available on Exhibit I, according to article 10, item I, of CVM Ruling 481 (items 12.5 to 12.10 of the Reference Form).

4.               Resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council related to the fiscal year to end on December 31, 2020

The total amount proposed for the fiscal year of 2020 related to the annual and global compensation of the Administrators is eighty-three million, thirty-nine thousand, three hundred and eighty reais and fifteen centavos (BRL 83,039,380.15 ), including fixed and variable fees and related to social charges recognized in the Company’s results, as well as all applicable benefits. Moreover, the Management proposes for the fiscal year of 2020 the amount of one million, seven hundred and seventy-one thousand and eight hundred Reais (BRL 1,171,800.00) concerning the compensation to the Fiscal Council’s members, in compliance with the provision of article 162, paragraph 3, of the Corporations Law. Therefore, the annual and global compensation to the Administrators and to the Fiscal Council will amount to eighty-four million, two hundred and eleven thousand, one hundred and eighty reais and fifteen centavos (BRL 84,211,180.15 ).

Pursuant to article 12 of CVM Ruling 481, this Proposal contains thorough information referring to the establishment of compensation for the Administrators and the Fiscal Council, pursuant to its Exhibits II and III.

II.           Shareholders’ Representation

Shareholders may participate in the Meeting in person or by proxy duly appointed, or through remote voting ballot (“Ballot”). The detailed guidelines regarding the documentation required for remote voting are set forth in the Ballot. We include below additional information about attendance in the Meeting. If shareholders wish to exercise their right to vote separately, they must also present the documentation highlighted in item 3 above:

(a)          In Person or by Proxy: with a view to expediting the Meeting procedures, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, City of São Paulo, State of São Paulo, CEP 05501-050, at least seventy-two (72) hours prior to the date scheduled for the Meeting: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) in case of representation of the Shareholder, a proxy duly compliant with the law, with grantor’s signature certified, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Management’s election if the Shareholder is a legal entity; and/or (iii) with respect to Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Shareholders or their legal representative must attend the Meeting with documents able to evidence their identity and must observe the provisions of the Management Proposal regarding the need to present additional documents to exercise specific rights. However, it is worth stressing that, under paragraph 2 of article 5 of CVM NR 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept proxies granted by Shareholders through electronic means.

(b)          Remote Voting Ballot: the Company shall adopt the remote voting system pursuant to CVM Ruling 481, allowing its Shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company’s shares (Itaú Corretora de Valores S.A.); or (iii) directly to the Company, according to the instructions contained in the Company's Ballot and in item 12.2 of the Company’s Reference Form. The Shareholders who choose to cast their votes remotely at the Meeting shall fill out the Ballot made available by the Company, stating if they wish to approve, reject or abstain from voting on the resolutions described in the Ballot, in compliance with the procedures described in the Ballot.

As widely reported in the media, considering the recent updates of COVID-19 cases in Brazil, the Company strongly suggests that preference be given to the Ballot for purposes of attendance in the Meeting.

Notwithstanding the deadline set out above and the delivery of the executed copies to the address indicated by the Company, If the Shareholder chooses to participate in the Meeting by proxy or in person, the Company requests that Shareholders necessarily send scanned copies of the documents required in item “a” above to the email braskem-ri@braskem.com.br, requesting receipt confirmation.

Finally, all exhibits are detailed in this Proposal in accordance with the laws and regulations.

The Management

***

EXHIBIT	PAGE
EXHIBIT I – Appointment of candidates by Odebrecht and Petrobras to hold the positions of full and alternate members of the Board of Directors and Fiscal Council of the Company, according to information provided in items 12.5 to 12.10 of the Company’s Reference Form, under article 10, item I, of CVM Ruling 481.	7

EXHIBIT II – Proposal for compensation of the administrators, under the terms of article 12, item I, of CVM Ruling 481.	35

EXHIBIT III – Proposal for compensation of the administrators, as informed in item 13 of the Reference Form, under the terms of article 12, item II, of CVM Ruling 481.	37

BRASKEM S.A.

National Register of Legal Entities (C.N.P.J.) No. 42.150.391/0001-70

State Registration (N.I.R.E.) 29300006939

A Publicly-Held Company

EXHIBIT I

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2020

Appointment of candidates by Odebrecht and Petrobras to fill the positions of full and alternate members of the Company’s Board of Directors and Fiscal Council, according to information presented in items 12.5 to 12.10 of the Reference Form, pursuant to article 10, item I, of CVM Ruling 481.

12.5 / 12.6 – Composition and professional experience of the management and fiscal council

CANDIDATES TO THE BOARD OF DIRECTORS

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayers’ Register (CPF)	Profession	Appointed elective position	Date of investiture	Appointed by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Meetings attendance percentage (%)
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA	December 04, 1949	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
299.637.297-20	Engineer	Chairman of the Board of Directors	April 30, 2020	Yes	3
No other positions or duties performed in the Company.					100%
ANDRÉ AMARO DA SILVEIRA	July 18, 1963	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
520.609.346-72	Civil Engineer	Board of Directors (Alternate)	April 30, 2020	Yes	79
Part of the Personnel and Organization Committee of the Company, as full member.				0%
JOÃO COX NETO	May 02, 1963	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
239.577.781-15	Economist	Vice-Chairman of the Board of Directors (Effective Member)	April 30, 2020	No	79
Part of the Compliance Committee of the Company, as full member (coordinator).					94.9%
MARIA ISABEL DE FARIA PEREZ	October 19, 1981	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
095.598.217-09	Attorney	Board of Directors (Alternate)	April 30, 2020	No	0
No other positions or duties performed in the Company.					0%
JOÃO PINHEIRO NOGUEIRA BATISTA	August 13, 1956	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
546.600.417-00	Economist	Board of Directors (Effective)	April 30, 2020	Yes	26
Part of the Finance and Investment Committee of the Company, as full member (Coordinator).					100%
MARCELO MANCINI STELLA	January 11, 1963	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
110.902.258-14	Production Engineer	Board of Directors (Alternate)	April 30, 2020	Yes	79
No other positions or offices held at the Company.					0%
DANIEL PEREIRA DE ALBUQUERQUE ENNES	January 18, 1980	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
086.809.277-08	Economist and Attorney	Board of Directors (Alternate)	April 30, 2020	No	0
No other positions or offices held at the Company.				0%
ROBERTO FALDINI	September 6, 1948	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
070.206.438-68	Business administrator	Board of Directors (Effective)	April 30, 2020	Yes	26
Part of the Personnel and Organization Committee of the Company, as full member.				100%
ROBERTO LOPES PONTES SIMÕES	November 10, 1956	Belongs to the Board of Directors and the Management	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
141.330.245-91	Mechanical Engineer	Other Directors / Officers - Board of Directors (effective)	April 30, 2020	Yes	23
Part of the Company’s Management as Chief Executive Officer and of the Strategy & Communication Committee as full member (Coordinator).					100%
JOSÉ MARCELO LIMA PONTES	March 31, 1947	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
016.121.743-53	Journalist	Board of Directors (Alternate)	April 30, 2020	Yes	3
No other positions or duties performed in the Company.					100%
ROGÉRIO BAUTISTA DA NOVA MOREIRA	June 11, 1976	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
889.539.205-15	Attorney	Board of Directors (Effective)	April 30, 2020	Yes	8
Part of the Company’s Strategy and Communication Committee, as full member.					100%
GESNER JOSÉ DE OLIVEIRA FILHO	May 17, 1956	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
013.784.028-47	Economist	Independent Board of Directors (Effective)	April 30, 2020	Yes	61
Part of the Compliance Committee of the Company, as full member.					97.6%
MARCELO ROSSINI DE OLIVEIRA	August 21, 1978	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
786.634.075-72	Economist	Board of Directors (Alternate)	April 30, 2020	Yes	26
Part of the Finance and Investment Committee of the Company, as full member.					0%
PEDRO OLIVA MARCILIO DE SOUSA	March 1, 1973	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 3rd term of office
726.224.745-04	Attorney	Independent Board of Directors (Effective)	April 30, 2020	Yes	61
Part of the Compliance Committee of the Company, as full member.					90.2%
LAURO MARCOS MUNIZ BARRETTO COTTA	October 21, 1952	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
495.608.167-72	Civil Engineer	Board of Directors (Effective)	April 30, 2020	No	0
No other positions or duties performed in the Company.				0%
JULIO SOARES DE MOURA NETO	March 20, 1943	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
033.409.377-53	Brazilian Navy Officer	Independent Board of Directors (Effective)	April 30, 2020	No	26
Part of the Compliance Committee of the Company, as full member.				96.2%
ANDREA DA MOTTA CHAMMA	September 10, 1965	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
125.668.815-55	Business Administrator	Board of Directors (Effective)	April 30, 2020	No	0
No other positions or duties performed in the Company.					0%
GUILHERME SIMÕES DE ABREU	September 26, 1951	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 1st term of office
065.800.095-00	Business Administrator	Board of Directors (Alternate)	April 30, 2020	Yes	0
No other positions or duties performed in the Company.					0%
SUSAN BARRIO DE SIQUEIRA CAMPOS	August 6, 1981	Belongs only to the Board of Directors	April 30, 2020	2 YEARS (until AGM 2022)	Appointment for the 2nd term of office
283.038.528-41	Attorney	Board of Directors (Alternate)	April 30, 2020	Yes	47
No other positions or duties performed in the Company.					0%

CANDIDATES TO THE FISCAL COUNCIL

Name	Date of birth	Management body	Date of election	Term of office	Number of consecutive terms of office
Individual Taxpayers’ Register (CPF)	Profession	Appointed elective position	Date of investiture	Appointed by the controller	Total of meetings held by the respective body since investiture
Other positions and duties performed in the Company					Meetings attendance percentage (%)
ISMAEL CAMPOS DE ABREU	August 14, 1955	Fiscal Council	April 30, 2020	1 YEAR	Appointment for the 18th term of office
075.434.415-00	Accountant	C.F. (Effective) Elected by Controller	April 30, 2020	Yes	13
No other positions or duties performed in the Company.					100%
GILBERTO BRAGA	October 8, 1960	Fiscal Council	April 30, 2020	1 YEAR	Appointment for the 4th term of office
595.468.247-04	Economist	C.F. (Effective) Elected by Controller	April 30, 2020	Yes	13
No other positions or duties performed in the Company.				92%
CARLOS ALBERTO RECHELO NETO	May 06, 1978	Fiscal Council	April 30, 2020	1 YEAR	Appointment for the 3rd term of office
262.997.388-39	Engineer	C.F. (Effective) Elected by Common Shareholders	April 30, 2020	No	13
No other positions or duties performed in the Company.				100%
IVAN SILVA DUARTE	October 11, 1973	Fiscal Council	April 23, 2020	1 YEAR	Appointment for the 5th term of office
611.242.065-15	Accountant	C.F. (Alternate) Elected by Controller	April 30, 2020	Yes	13
No other positions or duties performed in the Company					0%
AMÓS DA SILVA CANCIO	August 30, 1972	Fiscal Council	April 30, 2020	1 YEAR	Appointment for the 1st term of office
991.201.867-20	Accountant	C.F. (Effective) Elected by Common Shareholders	April 30, 2020	No	0
No other positions or duties performed in the Company.				0%
HERBERT LUIZ DE ARAÚJO GUIMARÃES	September 25, 1978	Fiscal Council	April 30, 2020	1 YEAR	Appointment for the 1st term of office
080.503.857-44	Production Engineer	C.F. (Alternate) Elected by Common Shareholders	April 30, 2020	No	0
No other positions or duties performed in the Company.				0%
TATIANA MACEDO COSTA REGO TOURINHO	April 28, 1978	Fiscal Council	April 30, 2020	1 YEAR	Appointment for the 3rd term of office
951.929.135-00	Business Administrator	C.F. (Alternate) Elected by Controller	April 30, 2020	Yes	13
No other positions or duties performed in the Company.				0%
RAFAEL MENEZES PERES	January 23, 1982	Fiscal Council	April 30, 2020	1 YEAR	Appointment for the 1st term of office
094.006.847-89	Accountant	C.F. (Alternate) Elected by Common Shareholders	April 30, 2020	No	0
No other positions or duties performed in the Company				0%

Professional experience / Declaration of possible convictions / Independence Criteria

JOSÉ MAURO METTRAU CARNEIRO DA CUNHA - 299.637.297-20

Mr. José Mauro Mettrau Carneiro da Cunha is appointed as full member and Chairman of the Company’s Board of Directors by shareholder Odebrecht S.A. José Mauro is a member of the Board of Directors of Odebrecht S.A., since October 2019, and Oi S.A., since September 2018, having previously acted as Chairman of the Board of Directors of Oi S.A. since 2009. Mr. José Mauro started his career as an employee of BNDES, exercising several duties and occupying several executive positions (from 1974 to 1990), also being appointed Officer (from 1991 to 1998) and Vice-President, responsible for the Industrial Operations, Legal and Fiscal Matters areas (from 1998 to 2002). His main professional experiences include: (i) Effective member of the Board of Directors of Telemar Participações S.A. (from 2008 until the merger of Telemar Participações S.A., on September 2015); (ii) Effective Member of the Board of Directors of Vale S.A. (from 2010 to April 2015); (iii) Interim CEO of Oi S.A., on 2013; (iv) Chairman of the Board of Directors of the following companies: Tele Norte Leste Participações S.A. (from 1999 to 2003 and from 2007 to 2012), also acting as Alternate Member of the Board of Directors on 2006; Telemar Norte Leste S.A. (from 2007 to 2012); TNL PCS S.A. (from 2007 to 2012); Tele Norte Celular Participações S.A. (from 2008 to 2012); Coari Participações S.A. (from 2007 to 2012); Dommo Empreendimentos Imobiliários S.A., previously named Calais Participações S.A. (from 2007 to December 2016); (v) Effective Member of the Board of Directors of Log-In Logístia Intermodal S.A. (from 2007 to 2011); (vi) Effective Member of the Board of Directors of Lupatech S.A. (from 2006 to 2012); (vii) Effective Member of the Board of Directors of Santo Antonio Energia S.A. (from 2008 to 2016); (viii) Effective Member of the Board of Directors of the following Companies: (a) Braskem S.A. (from 2007 to 2010), where he previously held the position of Vice-President of Strategic Planning (from 2003 to 2005); (b) LIGHT Serviços de Eletricidade S.A. (from 1997 to 2000); (c) Aracruz Celulose S.A. (from 1997 to 2002); (d) Politeno Indústria e Comércio S.A. (from 2003 to 2004); (e) BANESTES S.A. – Banco do Estado do Espírito Santo [Espírito Santo State Bank] (from 2008 to 2009); and (f) Pharol, SGPS, S.A. (from 2015 to 2017). Mr. José Mauro is a mechanic engineering graduated from Universidade Católica de Petrópolis [Petrópolis Catholic University], Rio de Janeiro, on 1971. He concluded the Executive Program in Management at Anderson School, University of California, on December 2002.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. José Mauro states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

ANDRÉ AMARO DA SILVEIRA - 520.609.346-72

Mr. André Amaro da Silveira is being appointed as alternate member of the Company’s Board of Directors by shareholder Odebrecht S.A. Mr. Amaro was a member of the Odebrecht Organization from 1988 until 2018. He is currently an full member of the Board of Directors of companies Ocyan and Odebrecht Transport and their respective Compliance Committees, and also an full member of the Board of Directors of Santo Antonio Energia S.A. He started his career in heavy infrastructure works and led Odebrecht’s investment in public utility Grant programs in Brazil, Argentina and Portugal. During this period, he was also Officer of Project Financing and Export at Construtora Norberto Odebrecht, Vice-President of Planning and Personnel at Braskem, Personnel Officer at Odebrecht S.A., President of Odebrecht Properties and Odebrecht Defesa e Tecnologia. He was an full member of the Board of Directors of Odebrecht Engenharia e Construção, Atvos and OR, where he coordinated their respective Compliance Committees, in addition to being part of the Personnel Committees. Graduated in Civil Engineering from Unversidade Federal de Minas Gerais [Federal University of Minas Gerais], he holds a Master’s degree in Business Administration from IMD.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. André Amaro states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

JOÃO COX NETO - 239.577.781-15

Mr. João Cox Neto is being appointed as full member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is the chairman of the Board of Directors of Vivara Participações S.A and a director of Embraer S.A., Linx S.A. and Qualicorp Participações S.A. A founding and managing partner at Cox Investimentos & Consultoria Ltda, from 2006 to 2010, he acted as vice-chairman of the Board of Directors and CEO of Claro. In 2005, he was the vice-chairman of the board of directors of Cellcom Israel. He served as finance and investor relations vice-chairman of Telemig Celular Participações and Tele Norte Celular Participações from April 1999 to August 2004. He also served as CEO of Telemig Celular and Amazonia Celular from August 2002 to August 2004. In addition, Mr. Cox Neto has served as a member of the boards of directors of certain companies in Brazil, Argentina, Holland and Israel. He served as a director of the CRSFN—National Financial System Resources Council, ABRASCA (Brazilian Association of Publicly Held Companies) from and IBRI (Brazilian Institute of Investors’ Relations). Mr. Cox Neto holds a bachelor’s degree in economics from Universidade Federal da Bahia [Federal University of Bahia] and master’s degrees in economics from Université du Québec à Montreal and College of Petroleum Studies of Oxford University.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. João Cox states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

_____________________________________________________________________________________________________________________________________________________

MARIA ISABEL DE FARIA PEREZ – 095.598.217-09

Ms. Maria Isabel de Faria Perez is being appointed as alternate member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Currently, she acts as General Manager in the area of Business Integration and Interest at Petrobras, having previously acted as its Legal Manager. Ms. Maria Isabel is a Law graduate by Universidade do Estado do Rio de Janeiro [Rio de Janeiro State University] (UERJ), with a postgraduate degree in Oil and Gas Exploitation and Production Business Management by Instituto Brasileiro de Petróleo [Brazilian Oil Institute] (IBP), a Business Acumen for the Energy Executive certification by McCombs School of Business University (University of Texas) and extension courses in Anticorruption Compliance for the Energy Sector (IBP) and in National and International Commercial Arbitration by IBMEC.

The Director declares that she does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Ms. Maria Isabel states that she is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

JOÃO PINHEIRO NOGUEIRA BATISTA - 546.600.417-00

Mr. João Pinheiro Nogueira Batista is being appointed as full member of the Company’s Board of Directors by shareholder Odebrecht S.A. Mr. João Nogueira is an economy graduate by PUC-RJ and holds an MBA in Economic Engineering by Universidade Gama Filho, Rio de Janeiro. He has acted for more than 10 years in Board of Directors in Brazilian and foreign companies. In the Odebrecht Group, he was an independent member of the Board of Directors of Odebrecht Engenharia e Construção starting June 2017 and Ocyan starting April 2018, where he remained until January 2019, and joined the Board of Directors of Odebrecht S.A. on November 2018. Currently, Mr. João Nogueira is the CEO of Evoltz Participações S.A. In his wide executive career developed in the public and private sectors, he was the CEO of Swiss Re, Bertin S.A. and Suzano Petroquímica, also occupying offices in companies like Petrobras, Dresdner Bank, Citibank, Radiobras and Siderbras. Mr. João Nogueira is a director in two third-sector organizations: Associação Maria Helen Drexel and Instituto de Reciclagem do Adolescente-Recicla.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. João Nogueira states that he is not a politically exposed person, under CVM Ruling 301/99.

MARCELO MANCINI STELLA - 110.902.258-14

Mr. Marcelo Mancini Stella is being appointed as alternate member of the Company’s Board of Directors by shareholder Odebrecht S.A. He has served as the Vice-President in charge of marketing Ethanol, Sugar and Energy and for the Planning, Logistics, Supply and Development at Atvos since 2010. Previously, he occupied several positions at Braskem from 2002 to 2010, leading the business offices of Polyethylene, Vinyls and Polypropylene. He worked for Pilkington Brasil Ltd. as sales and marketing director of Brazil from 1990 to 2002. Mr. Mancini holds a bachelor’s degree in production engineering from Escola Politécnica da Universidade de São Paulo [Polytechnic School of the University of São Paulo] and an MBA from FIA-USP. He also participated in the INSEAD Finance Program and the Marketing Program at Cranfield University.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Marcelo Mancini states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

DANIEL PEREIRA DE ALBUQUERQUE ENNES – 086.809.277-08

Mr. Daniel Pereira de Alburquerque Ennes is being appointed as alternate member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Currently, he is an full member of the Board of Directors of Liquigás Distribuidora S.A. and Structured Bank Financing Relations Manager at Petrobras. Previously, he was the Coordinator of Banking Market, Coordinator of Domestic Capital Market and Coordinator of the Export Credit Agency at Petrobras. Mr. Daniel Pereira is an Economy graduate by Universidade Federal do Rio de Janeiro [Federal University of Rio de Janeiro] (UFRJ), has a bachelor’s degree in Law by Universidade do Estado do Rio de Janeiro (UERJ) and a Master’s degree in Industrial Economy by Universidade Federal do Rio de Janeiro (UFRJ).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Daniel Pereira states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

ROBERTO FALDINI - 070.206.438-68

Mr. Roberto Faldini is being appointed as full member of the Company’s Board of Directors by shareholder Odebrecht S.A. Graduated in Business Administration by Getúlio Vargas Foundation (1972), he holds the following specializations: (i) Advance Management by Dom Cabral Foundation and INSEAD (1991); (Ii) Entrepreneurship by Babson College (2004) and (iii) Corporate Governance (IFC and IBGC - 2009, 2011, 2013 and 2016). Mr. Faldini is president and partner of Faldini Estratégia Empresarial and CEO of MBF, Administração e Serviços. Currently, he is the Chairman of the Board of Directors of Metalúrgica Golin SA and a director of the Boards of Vulcabrás/Azaleia, Marfrig General Foods, Grupo CHP (Celulose Irani and Cia. Habitasul) and Odebrecht S.A. He is a volunteer member of the Board of Trustees of the Dorina Nowill Foundation for the Blind and the Crespi Prado Foundation. He is an officer of Ema Gordon Klabin Cultural Foundation. Mr. Roberto Faldini is a guest professor at Dom Cabral Foundation and an arbitrator of CAM - Market Arbitration Chamber of B3. He participated, as a member of Board of Directors and Advisory Boards of several companies in Brazil and abroad, among them B3 S.A. – Brasil, Bolsa, Balcão (“B3 S.A.”), Metal Leve, Maraú, Livrarias Siciliano, CPFL, Inpar, Klicknet and Sadia/BRF. Mr. Faldini is a co-founder of IBCG - Brazilian Institute for Corporate Governance in 1995, currently still active in many of its committees. He is an associated member of IBEF - Brazilian Institute for Financial Executives, and FBN - Family Business Network. For more than 20 years he was CEO, shareholder and member of the Board of Directors of Metal Leve S.A., and he held the position of CVM President in 1992. He was the coordinator in the State of São Paulo, of the Family Business Core - PDA, of Dom Cabral Foundation, for 5 years (from 2002 to 2007).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Roberto Faldini states that he is not a politically exposed person. Mr. Roberto Faldini states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

ROBERTO LOPES PONTES SIMÕES - 141.330.245-91

Mr. Roberto Lopes Pontes Simões is the current CEO of Braskem and is being appointed as effective Member of the Board of Directors of the Company by shareholder Odebrecht S.A. Mr. Roberto Simões acted in Boards of Directors as Chairman or director in large companies, such as: Odebrecht Engenharia e Construção, Consorcio Baia de Sepetiba, Itaguaí Construções Navais, Petroquímica Paulínia, Ipiranga Química, Ipiranga Petroquímica, Refinaria Ipiranga, COPESUL, Petroflex and CETREL. He was CEO of Ocyan S.A. (2012-2019), Odebrecht Defesa e Tecnologia (2010-2012), President of Santo Antônio Energia (2008-2010) and Executive Vice-President of Braskem (2004-2008). From 2000 to 2004, he held the position of COO and CEO of iG-Internet Group. He was the President of Opportrans Concessão Metroviária - Metro Rio, from 1999 to 2000. His career at Odebrecht Organization started in 1994, as Contract Officer at Tenenge and CNO, until 1999. He graduated in Mechanical Engineering from Universidade Federal da Bahia in 1978. He also attended the Petrochemical Projects and Maintenance Engineering Course - Cemant (a cooperation between Petrobras and UFBA). He is a member of Assembleia de Obras Sociais de Irmã Dulce [Charitable Works Foundation of Sister Dulce].

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Roberto Simões states that he is not a politically exposed person, under CVM Ruling 301/99.

JOSÉ MARCELO LIMA PONTES - 016.121.743-53

Mr. José Marcelo Lima Pontes is being appointed as alternate member of the Company’s Board of Directors by shareholder Odebrecht S.A. Mr. José Marcelo is a professional journalist, with 34 years of experience in some of the main media vehicles in the country (including Jornal do Brasil, O Globo and Veja) and 22 years of experience in corporate communication, including seven at Odebrecht.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. José Marcelo states that he is not a politically exposed person, under CVM Ruling 01/99, and does not hold a position in a third-sector organization.

ROGÉRIO BAUTISTA DA NOVA MOREIRA - 889.539.205-15

Mr. Rogério Bautista da Nova Moreira is being appointed as full member of the Company’s Board of Directors by shareholder Odebrecht S.A. Mr. Rogério Bautista is currently Director of OR Empreendimentos Imobiliários S.A. and Lagoa da Barra S.A.; and legal officer of Odebrecht S.A. Previously, he worked as Director at Santo Antonio Energia S.A. and Odebrecht Comercializadora de Energia S.A., between 2014 and 2015. He also worked as legal officer of OR Empreendimentos Imobiliários S.A., between 2016 and 2019, and of Odebrecht Energia S.A., between 2012 and 2016, and as attorney for Odebrecht Energia S.A., between 2008 and 2012, for Braskem S.A., between 2002 and 2008, and for law firm Veirano Advogados, between 2000 and 2001; and for Deloitte, between 1999 and 2000. Mr. Rogéiro Bautista graduated in Law at Universidade Católica de Salvador [Catholic University of Salvador] in 1999, he has a specialization in Tax Law from Instituto Brasileiro de Direito Tributário [Brazilian Tax Law Institute] and a MBA in business management by Getúlio Vargas Foundation.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Rogério Bautista states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

GESNER JOSÉ DE OLIVEIRA FILHO – 013.784.028-47

Mr. Gesner José de Oliveira Filho is being appointed as full member of the Board of Directors of the Company by shareholder Odebrecht S.A. Mr. Gesner Oliveira is an independent director certified by the Brazilian Institute for Corporate Governance - IBGC. In addition to being a Director at Braskem, he is also a member of the Boards of Directors and Coordinator of the Audit Committee at TIM BRASIL; Chairman of the Board of Directors of Estre Ambiental, Director of Iguá Saneamento and Instituto Iguá de Sustentabilidade, member of the Advisory Board of ETCO, member of the Advisory Board of CIEE and member of the Self-Regulation Board of FEBRABAN. His experience in Board of Directors includes public and private companies, such as SABESP, CESP, Nossa Caixa, VARIG and USIMINAS. He is partner at GO Associados, a Professor of EAESP / FGV, Coordinator of the Infrastructure Economy & Environmental Solutions Group at FGV. Between 2007 and 2011, he was the President of Sabesp – São Paulo State Sanitation Company. He has also acted as Advisor in a project for the World Bank regarding the institutional analysis of a sanitation company in Dhaka, Bangladesh, 2012. Mr. Gesner Oliveira is graduated in Economics from School of Economics and Administration of Universidade de São Paulo – FEA/USP, with a Master’s degree in Economics from the Economics Institute of Universidade Estadual de Campinas [Campinas State University] (UNICAMP) and Ph.D. in Economics from University of California, Berkeley.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. In addition, Mr. Gesner de Oliveira is deemed an independent director based on the independence criteria set forth by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Gesner de Oliveira states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

MARCELO ROSSINI DE OLIVEIRA - 786.634.075-72

Mr. Marcelo Rossini de Oliveira is being appointed as alternate member of the Board of Directors of the Company by shareholder Odebrecht S.A. He is currently the Treasury and IR Officer of Odebrecht S.A. From 2005 to 2018, he acted as financial analyst, Manager of Capital Market and Operation Structure, Treasury Manager of Braskem S.A. Previously, he acted as Senior Auditor and Financial Analyst at Deloitte – Auditores e Consultores.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Marcelo Rossini states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

PEDRO OLIVA MARCILIO DE SOUSA - 726.224.745-04

Mr. Pedro Oliva Marcilio de Sousa is being appointed as full member of the Board of Directors of the Company by shareholder Odebrecht S.A. Currently, he is a member of the Board of Directors of Klabin S.A. He is a founder and officer at CRD Capital Administração de Recursos Ltda. He was a member of the Audit Committee of B3 S.A. (2012-2017) and of the Audit Committee of Companhia Brasileira de Distribuição (Grupo Pão de Açúcar) (2013-2017). In such period, he was also an Officer at BR Partners Group.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; (c) adverse decision rendered final and unappealable in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. In addition, Mr. Pedro Marcilio is deemed an independent director based on the independence criteria set forth by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Pedro Marcílio states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

SUSAN BARRIO DE SIQUEIRA CAMPOS - 283.038.528-41

Ms. Susan Barrio de Siqueira Campos is being appointed as alternate member of the Board of Directors of the Company by shareholder Odebrecht S.A. Ms. Susan Barrio is currently an attorney of Odebrecht S.A. A professional with over 15 years of experience in the areas of finance, Restructuring, Mergers and Acquisitions and Investment Projects of legal departments. She started her career as an attorney in the financial area of the legal department of Braskem in 2002. She was also manager of the areas of finance, Mergers and Acquisitions and Investment Projects of the legal department of Braskem, between 2006 and 2010. In 2011 she held the position of international associate of the corporate area of Simpson Thacher & Bartlett LLP, New York, USA. At the Odebrecht Organization, she started in 2012 as legal responsible for Odebrecht Properties S.A. Ms. Campos holds a Law degree from Fundação Armando Alvares Penteado, in São Paulo, obtained in 2004, a certificate in Financial Management from Insper Instituto de Ensino e Pesquisa [Insper Education and Research Institute], in São Paulo, obtained in 2010, and completed an LLM at the University Of Michigan Law School, Michigan, USA, in 2011.

The Director declares that she does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Ms. Susan Barrio states that she is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

16

LAURO MARCOS MUNIZ BARRETO COTTA – 495.608.167-72

Mr. Lauro Marcos Muniz Barreto Cotta is being appointed as full member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is a senior executive professional, with comprehensive experience in High Management of companies in Brazil and abroad. He acted during 14 years as CEO of SHV Energy in Brazil, being acknowledged as a visionary leader; also acting as director of SHV Energy, advisor to the Executive Committee of SHV Holdings, member of the Advisory Board of Makro Atacadista, and member of the Board of Directors of Instituto Brasileiro de Petróleo [Brazilian Oil Institute] (IBP). Mr. Lauro Cotta is an Engineer, with a postgraduate degree in Business Administration and certification from the Executive Program of Kellogg School of Management and the IMD Business School.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Lauro Cotta states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

JULIO SOARES DE MOURA NETO - 033.409.377-53

Mr. Julio Soares de Moura Neto is being appointed as full member of the Board of Directors of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Julio is Fleet Admiral, Bachelor in Naval Sciences by the Navy School, Master in Naval Sciences by the Navy War School (Military Command and Staff Course), Doctor in Naval Sciences by the Navy War School (Maritime Politics and Strategy Course), and also attending the Higher Education Navy War Course of the Higher Navy War Institute in Portugal. Extra-marine experience in the Strategic Advisory Board of EZUTE-SP Foundation, the Advisory Board of Cia Brasileira de Cartuchos (CBC-SP) and the Advisory Board of the National Union of Defense Materials Industries (SIMDE -SP).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. In addition, Mr. Julio Soares de Moura Neto is deemed an independent director based on the independence criteria set forth by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Mr. Julio Soares states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

GUILHERME SIMÕES DE ABREU – 065.800.095-00

Mr. Guilherme Simões de Abreu is being appointed as Alternate Member of the Board of Directors of the Company by shareholder Odebrecht S.A. He currently occupies the office of Responsible Person for Personnel, Communication and Organization of Odebrecht S.A., since January 2020. From June 2018 to December 2019, he occupied the office of Executive Secretary of the Board of Directors of Odebrecht S.A. From 2013 to March 2017, he was Odebrecht S.A.’s Personnel and Organization Manager.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Guilherme Simões states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

ANDREA DA MOTTA CHAMMA – 125.668.815-55

Ms. Andrea da Motta Chamma is appointed as a member of the Board of Directors of the Company by indication of Petróleo Brasileiro SA - Petrobras. She is currently an full member of the Board of Directors and leader of the Personnel Committee of the Fleury Group and Advisor and member of the Advisory Board in startups Fintechs/Blockchain by 3C Advisors. Previously, she acted as Vice-Chairwoman and Head of Equity Sales of Bank of America Merrill Lynch, and Officer of brokerage and equity sales at ABN Amro. Ms. Andrea Chamma is graduated in Business Administration by the Getúlio Vargas Foundation (FGV) and attended specialization courses in management at the universities of Harvard and Columbia.

The Director declares that she does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. In addition, Ms. Andrea Chamma is deemed an independent director based on the independence criteria set forth by the Level 2 Listing Segment of B3 S.A., adopted by the Company. Ms. Andrea Chamma states that she is not a politically exposed person, under CVM Ruling 301/99.

ISMAEL CAMPOS DE ABREU - 075.434.415-00

Mr. Ismael Campos de Abreu is being appointed as full member of the Fiscal Council of the Company by shareholder Odebrecht S.A. Mr. Ismael Abreu acted as Officer of Kieppe Participações e Administração Ltda. until May 2017. Between 1995 and March 2011, he worked as a controller of Odebrecht S.A., a company that indirectly holds interest higher than 5% of a same kind or class of securities of the Company. Between 1978 and 1985, he acted as Manager of the tax consulting division of PricewaterhouseCoopers. Between 1986 and 1988, he acted as controller of Corrêa Ribeiro S.A. Comércio e Indústria. Between 1989 and 1991, he acted as Manager of the consulting area of Arthur Andersen (audit and accounting sector) and between 1992 and 1995 as partner at Performance Auditoria e Consultoria. He was a member of the Fiscal Council of Petroflex Indústria e Comércio S.A. (petrochemical sector) until the sale of the interest held by the Company at Petroflex in April 2008. From March 2006 to March 2008, he worked as a member of the Fiscal Council at Companhia Petroquímica do Sul – Copesul (petrochemical sector). Mr. Ismael Abreu holds a degree in Accounting from Visconde de Cairú Foundation and a postgraduate degree in Economic Engineering from Centro Interamericano de Desenvolvimento [Interamerican Development Center].

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Ismael Abreu states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

GILBERTO BRAGA - 595.468.247-04

Mr. Gilberto Braga is being appointed as full member of the Fiscal Council of the Company by shareholder Odebrecht S.A. Mr. Gilberto Braga is a business advisory, legal expert, director, member of the fiscal council and audit committee, founding partner and officer of company 2B – Treinamento, Consultoria e Participações Ltda, in addition to acting as member of the fiscal council, board of directors and audit committee of publicly-held companies and professional associations. He was a member of the Advisory Committee on Accounting Standards for the Investment Funds of the CVM, he is an undergraduate and post-graduate professor at Dom Cabral Foundation, IBMEC, UFF and FGV, a commentator at Rádio CBN, FM 94 in Rio de Janeiro and a columnist for newspaper O Dia. He holds degrees in Economics from UCAM Ipanema and Accounting from UGF, a postgraduate degree from IAG-PUC Rio in Financial Administration and a MBA in Administration (Finance and Capital Markets) by IBMEC- Rio. Member of IBGC.

Mr. Gilberto Braga hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity, except for the Sanctioning Administrative Proceeding  nº. PT1201558576 before BACEN, which disqualified him to hold senior management positions in institutions within the scope of supervision of BACEN for 5 years, which final administrative decision was suspended by an injunction granted by Judiciary and still pending judgment. Mr. Gilberto Braga states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

CARLOS ALBERTO RECHELO NETO - 262.997.388-39

Mr. Carlos Alberto Rechelo Neto is being appointed as full member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Mr. Carlos Rechelo joined Petrobras in 2007, starting his career in the risk management for Gas & Energy assets and business. As Executive Manager for nearly 3 years, he led the process of structuring Petrobras’ corporate risk management and coordinated, as leader of the Governance team, corporate efforts to adjust internal politics and procedures to Law 13,303/2016, which allowed Petrobras to obtain the maximum degree in the Governance Highlight certification process by B3. Rechelo is currently CFO of Transportadora Brasileira Gasoduto BolíviaBrasil S.A. and Officer of Petrobras Europe Limited (trading company of Petrobras in London). With a degree in engineering, he has specialization in Portfolio Management by Wharton, master’s degree in Energy by USP (partially attended at Ecole Nationale Supérieure du Pétrole et des Moteurs – Institut Français du Pétrole), MBA in Finance by UFRJ and International Certification FRM by GARP.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Carlos Rechelo states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

IVAN SILVA DUARTE - 611.242.065-15

Mr. Ivan Silva Duarte is being appointed as alternate member of the Fiscal Council of the Company by shareholder Odebrecht S.A. Mr. Ivan Silva Duarte is officer of Kieppe Participações e Administração Ltda. since January 2016, which is part of the same economic group of the issuing company and indirectly holds interest higher than 5% of the capital stock. Previously, Mr. Ivan acted as manager of KPMG - Auditores Independentes, from 1995 to 2001, when he became senior manager at PricewaterhouseCoopers Auditores Independentes, until 2008. Between 2008 and 2015, Mr. Ivan was an officer of EAO Empreendimentos Agropecuários e Obras S.A., a company belonging to the Odebrecht Group, which operates in the Agricultural and Food and Beverage sectors. Mr. Duarte has a degree in Accounting from Universidade de Salvador (UNIFACS) and an MBA in Corporate Finance from Fundação Getulio Vargas and an MBA in Entrepreneurship from Babson College (Boston/USA).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Ivan Silva Duarte states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

AMÓS DA SILVA CANCIO – 991.201.867-20

Mr. Amós da Silva Cancio is being appointed as full member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. Currently, he is a General Manager of Accounting of the Controller, Subsidiaries and Consolidated Assets of Petrobras, having previously acted as Planning and Accounting Guidance Manager. Mr. Amós Cancio is graduated in Accounting Sciences by Universidade Federal Fluminense [Federal University of the State of Rio de Janeiro] (UFF), and holds an MBA in Economic and Financial Engineering and Master’s degree in Production Engineering (emphasis in Corporate Strategy, Management and Finance) by the same institution, in addition to a Post-Graduate degree in Oil and Gas Exploitation and Production Business Management by Instituto Brasileiro de Petróleo e Gás (IBP) and professional certification as North-American Public Accountant (CPA).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Amós Cancio states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

HERBERT LUIZ DE ARAUJO GUIMARÃES - 080.503.857-44

Mr. Herbert Luiz de Araújo Guimarães is being appointed as alternate member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is currently the Coordinator of the Financial Analysis and Insurance, having previous experience as Financial Officer of Petrobras Paraguay Distribución Limited (UK) and member of the Fiscal Council of company BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. Mr. Herbert Guimarães is graduated in Production Engineer by Universidade Federal Fluminense (UFF) and holds a MBA in Finance (emphasis in risk management) by Universidade Federal do Rio de Janeiro (UFRJ).

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Herbert Guimarães states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

TATIANA MACEDO COSTA REGO TOURINHO - 951.929.135-00

Ms. Tatiana Macedo Costa Rego Tourinho is being appointed as alternate member of the Fiscal Council of the Company by shareholder Odebrecht S.A. Ms. Tatiana is currently responsible for the controllership of OEC (Odebrecht Engenharia e Construção). Previously, Ms. Tatiana Tourinho acted as Responsible Person for the Tax Planning of Construtora Norberto Odebrecht S.A. (“CNO”). From 2000 to April 2007, Ms. Tatiana Tourinho worked in the tax department of VIVO S/A, a company in the telephony segment, having occupied the position of Tax Planning Division Manager. She previously worked for 2 years at Arthur Andersen. Ms. Tatiana Tourinho holds a Public and Private Business Administration degree from Universidade Federal da Bahia and an MBA in Management from IBMEC. . Ms. Tatiana does not occupy an administration position in any third sector organization.

The Director declares that she does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated her to perform any professional or commercial activity. Ms. Tatiana Tourinho states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

RAFAEL MENEZES PERES – 094.006.847-89

Mr. Rafael Menezes Peres is being appointed as alternate member of the Fiscal Council of the Company by shareholder Petróleo Brasileiro S.A. – Petrobras. He is currently a Manager in the area of Tax Appraisal for Business, with previous experience in the Tax area of Petrobras and as a member of the Fiscal Council of companies Termobahia S.A. and Gasbrasiliano S.A. Mr. Rafael Menezes Peres i graduated in Accounting Science by Faculdade Moraes Junior and holds a Post-Graduate degree from IBMEC.

The Director hereby declares that he does not have: (a) any criminal conviction; (b) any adverse decision in the Brazilian Securities Commission - CVM administrative proceedings; and (c) any final and unappealable adverse decision in the judicial or administrative spheres, which has suspended or incapacitated him to perform any professional or commercial activity. Mr. Rafael Peres states that he is not a politically exposed person, under CVM Ruling 301/99, and does not hold a position in a third-sector organization.

12.7 / 12.8 – Composition of the statutory committees and the audit, financial and compensation committees

As set forth in article 26, item VI, of the Company’s Bylaws, the Board of Directors may, among other activities, create specialized committees to support its resolution processes, as well as to approve any possible internal regulations of such committees. In that sense, find below the data related to the current composition of the Company’s Committees, it being appropriate to emphasize that the curriculum vitae of the members of the Committees listed below are in item 12.5 above, regarding the qualification of those appointed to be part of the Board of Directors of the Company.

Name	Type of committee	Type of Audit	Position held	Date of birth	Date of investiture	Term of Office
Individual Taxpayers’ Register (CPF)	Description of other committees	Profession	Description of other positions held	Date of election	Number of Consecutive Terms of Office	Meetings attendance percentage
Other positions/duties exercised at the issuer
ANDRÉ AMARO DA SILVEIRA	Other Committees	-	Others	July 18, 1963	April 30, 2018	2 years
520.609.346-72	PERSONNEL AND ORGANIZATION COMMITTEE	Civil Engineer	Member of the Committee (Effective)	April 30, 2018	1	75%
Member of the Company’s Board of Directors, as alternate.
PEDRO OLIVA MARCILIO DE SOUSA	Other Committees	-	Others	March 1, 1973	April 30, 2018	2 years
726.224.745-04	COMPLIANCE COMMITTEE	Attorney	Member of the Committee (Effective)	April 30, 2018	2	100%
Member of the Company’s Board of Directors, as effective.
JOÃO COX NETO	Other Committees	-	Others	May 02, 1963	April 30, 2018	2 years
239.577.781-15	COMPLIANCE COMMITTEE	Economist	Member and Coordinator of the Committee (Effective)	April 30, 2018	3	100%
Member of the Company’s Board of Directors, as effective.
GESNER JOSÉ DE OLIVEIRA FILHO	Other Committees	-	Others	May 17, 1956	April 30, 2018	2 years
013.784.028-47	COMPLIANCE COMMITTEE	Economist	Member of the Committee (Effective)	April 30, 2018	3	100%
Member of the Company’s Board of Directors, as effective.
JOÃO PINHEIRO NOGUEIRA BATISTA	Other Committees	-	Others	August 13, 1956	April 17, 2019	2 years
546.600.417-00	FINANCE AND INVESTMENT COMMITTEE	Economist	Member and Coordinator of the Committee (Effective)	April 16, 2019	1	100%
Member of the Company’s Board of Directors, as effective.
JULIO SOARES DE MOURA NETO	Other Committees	-	Others	March 20, 1943	April 22, 2019	2 years
033.409.377-53	COMPLIANCE COMMITTEE	Fleet Admiral	Member of the Committee (Effective)	April 16, 2019	1	90%
Member of the Company’s Board of Directors, as effective.
MARCELO ROSSINI DE OLIVEIRA	Other Committees	-	Others	August 21, 1978	April 16, 2019	2 years
786.634.075-72	FINANCE AND INVESTMENT COMMITTEE	Economist	Member of the Committee (Effective)	June 12, 2018	1	66,7%
Member of the Company’s Board of Directors, as alternate.
ROBERTO FALDINI	Other Committees	-	Others	September 6, 1948	May 22, 2019	2 years
070.206.438-68	PERSONNEL AND ORGANIZATION COMMITTEE	Business Administrator	Member of the Committee (Effective)	May 22, 2019	1	75%
Member of the Company’s Board of Directors, as effective.
ROBERTO LOPES PONTES SIMÕES	Other Committees	-	Others	November 10, 1956	May 22, 2019	2 years
141.330.245-91	STRATEGY & COMMUNICATION COMMITTEE	Mechanical Engineer	Member and Coordinator of the Committee (Effective)	May 22, 2019	1	100%
Member of the Company’s Board of Directors, as effective.
ROGÉRIO BAUTISTA DA NOVA MOREIRA	Other Committees	-	Others	June 11, 1976	November 12, 2019	2 years
889.539.205-15	STRATEGY & COMMUNICATION COMMITTEE	Attorney	Member of the Committee (Effective)	November 12, 2019	1	100%
Member of the Company’s Board of Directors, as effective.

12.9 - Existence of spousal relation, stable union or next-of-kin status up to the 2nd degree between:

There are no marital relationships, of stable union or kinship to be disclosed.

(a) Company administrators.

There is no family relationship to be disclosed.

(b) (i) Company administrators; and (ii) administrators of its directly or indirectly controlled companies.

There is no family relationship to be disclosed.

(c) (i) Company administrators or administrators of its directly or indirectly controlled companies; and (ii) direct or indirect controlling companies of the Company.

There is no family relationship to be disclosed.

(d) (i) Company administrators and (ii) administrators of direct or indirect controlling companies of the Company.

There is no family relationship to be disclosed.

12.10 – Relationships of subordination, provision of services or control between administrators and controlled companies, controlling companies and others

2019

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
SUSAN BARRIO DE SIQUEIRA CAMPOS Alternate Member of the Board of Directors	283.038.528-41	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Campos is an in-house attorney of ODEBRECHT S.A.	05.144.757/0001-72
CARLOS ALBERTO RECHELO NETO Effective Member of the Fiscal Council	262.997.388-39	Subordination	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Carlos Alberto was an Assistant to the Financial and Investors’ Relations Officer at Petrobras	33.000.167/0001-01
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Subordination	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan is a Director of Kieppe Participações e Administração Ltda.	04.215.837/0001-09
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors	016.121.743-53	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	05.144.757/0001-72
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of services	Supplier
Related Person
SANTO ANTÔNIO ENERGIA S.A. Mr. José Mauro was an full member of the Board of Directors of Santo Antônio Energia S.A.	09.391.823/0001-60
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. José Mauro is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72
MARCELO ROSSINI DE OLIVEIRA Alternate Member of the Board of Directors	786.634.075-72	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Rossini is a Treasury and IR Officer of Odebrecht S.A.	05.144.757/0001-72
JOÃO PINHEIRO NOGUEIRA BATISTA Effective Member of the Board of Directors	546.600.417-00	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. João Pinheiro is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72
ROBERTO FALDINI Effective Member of the Board of Directors	070.206.438-68	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Roberto Faldini is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72
LAURO MARCOS MUNIZ BARRETO COTTA Effective Member of the Board of Directors	495.608.167-72	Subordination	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A - PETROBRAS Mr. Lauro Marcos is an employee (Advisor to the Petrobras Presidency) of Petrobras	33.000.167/0001-01
JOÃO COX NETO Effective Member of the Board of Directors	239.577.781-15	Provision of services	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A - PETROBRAS Mr. João Cox is an full member of the Board of Directors of Petrobras	33.000.167/0001-01
ROGÉRIO BAUTISTA DA NOVA MOREIRA Effective Member of the Board of Directors	889.539.205-15	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Rogério Bautista da Nova Moreira is the legal officer of Odebrecht S.A.	05.144.757/0001-72
AMÓS DA SILVA CANCIO Effective Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Supplier
HERBERT LUIZ DE ARAUJO GUIMARÃES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Herbert is a High-Level professional of Petrobras	080.503.857-44 33.000.167/0001-01	Subordination	Supplier
RAFAEL MENEZES PERES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Rafael is a High-Level Senior professional of Petrobras	094.006.847-89 33.000.167/0001-01	Subordination	Supplier

MARIA ISABEL DE FARIA PEREZ

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Ms. Maria Isabel is the General Manager of Refinery, Natural Gas and Energy of Petrobras

	095.598.217-09 33.000.167/0001-01	Subordination	Supplier

DANIEL PEREIRA DE ALBUQUERQUE ENNES

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Daniel Pereira is the Manager of Structured Bank Financing Relations of Petrobras

	086.809.277-08 33.000.167/0001-01	Subordination	Supplier
ROBERTO LOPES PONTES SIMÕES Effective Member of the Board of Directors and CEO Related Person Braskem Idesa S.AP.I Mr. Roberto Simões is an effective director of Braskem Idesa	141.330.245-91 N/A	Provision of Services	Indirectly Controlled Company
GUILHERME SIMÕES DE ABREU Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Guilherme was executive secretary to the Board of Directors of Odebrecht S.A.	065.800.095-00 05.144.757/0001-72	Subordination	Indirect Controller

2018

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
SUSAN BARRIO DE SIQUEIRA CAMPOS Alternate Member of the Board of Directors	283.038.528-41	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Susan Barrio Campos is an in-house attorney of ODEBRECHT S.A.	05.144.757/0001-72
CARLOS ALBERTO RECHELO NETO Effective Member of the Fiscal Council	262.997.388-39	Subordination	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Carlos Alberto was an Assistant to the Financial and Investors’ Relations Officer at Petrobras	33.000.167/0001-01
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Provision of services	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan is a Director of Kieppe Participações e Administração Ltda.	04.215.837/0001-09
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors	016.121.743-53	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	05.144.757/0001-72
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of services	Supplier
Related Person
SANTO ANTÔNIO ENRGIA S.A. Mr. José Mauro was an full member of the Board of Directors of Santo Antônio Energia S.A.	09.391.823/0001-60
MARCELO ROSSINI DE OLIVEIRA Alternate Member of the Board of Directors	786.634.075-72	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Rossini is a Treasury and IR Officer of Odebrecht S.A.	05.144.757/0001-72
JOÃO PINHEIRO NOGUEIRA BATISTA Effective Member of the Board of Directors	546.600.417-00	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. João Pinheiro is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72
ROBERTO FALDINI Effective Member of the Board of Directors	070.206.438-68	Provision of services	Indirect Controller
Related Person
ODEBRECHT S.A. Mr. Roberto Faldini is an full member of the Board of Directors of Odebrecht S.A.	05.144.757/0001-72
AMÓS DA SILVA CANCIO Effective Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós da Silva Cancio is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Supplier
HERBERT LUIZ DE ARAUJO GUIMARÃES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Herbert Guimarães is a High-Level professional of Petrobras	080.503.857-44 33.000.167/0001-01	Subordination	Supplier
RAFAEL MENEZES PERES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Rafael Peres is a High-Level Senior professional of Petrobras	094.006.847-89 33.000.167/0001-01	Subordination	Supplier

MARIA ISABEL DE FARIA PEREZ

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Ms. Maria Isabel Perez is the Legal Manager of Exploitation and Production of Petrobras

	095.598.217-09 33.000.167/0001-01	Subordination	Supplier

DANIEL PEREIRA DE ALBUQUERQUE ENNES

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Daniel Pereira is the Manager of Structured Bank Financing Relations of Petrobras.

	086.809.277-08 33.000.167/0001-01	Subordination	Supplier
GUILHERME SIMÕES DE ABREU Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Guilherme was a Manager of Odebrecht S.A.	065.800.095-00 05.144.757/0001-72	Subordination	Indirect Controller

2017

Identification	CPF/CNPJ	Type of relationship of Administrator with the related person	Type of related person
Title/Position
SUSAN BARRIO DE SIQUEIRA CAMPOS Alternate Member of the Board of Directors	283.038.528-41	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A. Ms. Susan Barrio is an in-house attorney of Odebrecht S.A.	05.144.757/0001-72
CARLOS ALBERTO RECHELO NETO Effective Member of the Fiscal Council	262.997.388-39	Subordination	Supplier
Related Person
PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Carlos Rechelo was the coordinator of the Strategy and Finance area, of the portfolio management structuring process and oil hedge of Petrobras	33.000.167/0001-01
ISMAEL CAMPOS DE ABREU Effective Member of the Fiscal Council	075.434.415-00	Provision of Services	Indirect Controller

Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ismael Abreu was an Officer of Kieppe Participações e Administração Ltda.	04.215.837/0001-09
IVAN SILVA DUARTE Alternate Member of the Fiscal Council	611.242.065-15	Provision of Services	Indirect Controller
Related Person
KIEPPE PARTICIPAÇÕES E ADMINISTRAÇÃO LTDA. Mr. Ivan Duarte is a Director of Kieppe Participações e Administração Ltda.	04.215.837/0001-09
JOSÉ MARCELO LIMA PONTES Alternate Member of the Board of Directors	016.121.743-53	Subordination	Indirect Controller
Related Person
ODEBRECHT S.A Mr. José Marcelo Pontes is corporate communicator of Odebrecht S.A.	05.144.757/0001-72
JOSÉ MAURO METTRAU CARNEIRO DA CUNHA Effective Member of the Board of Directors	299.637.297-20	Provision of services	Supplier
Related Person
SANTO ANTÔNIO ENRGIA S.A. Mr. José Mauro was an full member of the Board of Directors of Santo Antônio Energia S.A.	09.391.823/0001-60
AMÓS DA SILVA CANCIO Effective Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Amós da Silva Cancio is the General Accounting Manager of Petrobras	991.201.867-20 33.000.167/0001-01	Subordination	Supplier
HERBERT LUIZ DE ARAUJO GUIMARÃES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Herbert Guimarães is a High-Level professional of Petrobras	080.503.857-44 33.000.167/0001-01	Subordination	Supplier
RAFAEL MENEZES PERES Alternate Member of the Fiscal Council Related Person PETRÓLEO BRASILEIRO S.A – PETROBRAS Mr. Rafael is a High-Level Senior professional of Petrobras	094.006.847-89 33.000.167/0001-01	Subordination	Supplier

MARIA ISABEL DE FARIA PEREZ

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Ms. Maria Isabel Perez is the Legal Manager of Exploitation and Production of Petrobras

	095.598.217-09 33.000.167/0001-01	Subordination	Supplier

DANIEL PEREIRA DE ALBUQUERQUE ENNES

Alternate Member of the Board of Directors

Related Person

PETRÓLEO BRASILEIRO S.A – PETROBRAS

Mr. Daniel Pereira is the Manager of Structured Bank Financing Relations of PetrobrasT

	086.809.277-08 33.000.167/0001-01	Subordination	Supplier
GUILHERME SIMÕES DE ABREU Alternate Member of the Board of Directors Related Person ODEBRECHT S.A. Mr. Guilherme was a Manager of Odebrecht S.A.	065.800.095-00 05.144.757/0001-72	Subordination	Indirect Controller

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (N.I.R.E.) 29300006939

A Publicly-Held Company

EXHIBIT II

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2020

Proposal for the compensation of administrators, pursuant to article 12, item I, of CVM Ruling 481.

1.       Proposal for the Compensation of Administrators for 2020

Pursuant to the Compensation Policy approved by the Board of Directors, the Company’s proposal for global compensation of its statutory administrators is based on the items bellow, provided that items (ii) and (iii) are only applicable for statutory officers:

(i)     The results of the study on executive compensation for the positioning of monthly fees and other compensation curves;

(ii)    The economic and financial indicators agreed upon for the fiscal year in order to define the sharing of results related to the short-term variable compensation; and

(iii)   The planning set forth for the implementation of the Long-Term Incentive Plan in relation to the 2020 Annual Program.

The annual amount proposed for the 2020 fiscal year of global fees (Company’s statutory officers and members of the board of directors) and respective charges, plus benefits, totalize eighty-three million, thirty-nine thousand, three hundred and eighty Reais and fifteen centavos (BRL 83,039,380.15), against eighty-three million, thirty-nine thousand, three hundred and eighty Reais and fifteen centavos (BRL 83,039,380.15) for the 2019 fiscal year.

The annual proposal follows the same amount for the 2019 fiscal year. This proposal is based on the alignment of the compensation strategy for the Board of Directors and Statutory Management with the market references.

Summary of the main variations of the values of the 2020 and 2019 proposals

Officers 7 statutory managers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2020	2019
Monthly and Short-Term Fees (ICP)	56,041	56,130
Long-Term Fees (ILP)	12,239[1]	12,194
Benefits	1,103	1,050
Charges	13,656	13,665
Total	83,039	83,039

Fiscal Council 5 members of the council and 5 alternates[2]
(BRL in thousands)
Discrimination	2020	2019
Fees	977	918
Charges	195	184
Total	1,172	1,102

2.       Amounts effectively realized in 2019 versus proposed amounts in 2109

Officers 7 statutory officers	Board of Directors 11 members of the board and 11 alternates
(BRL in thousands)
Discrimination	2019 Proposal	2019 Realized
Total	83,039	62,234

Fiscal Council 5 members of the council and 5 alternates
(BRL in thousands)
Discrimination	2019 Proposal	2019 Realized
Total	1,102	1,083

1        Only the Statutory Managers receive compensation based on the Company’s ILP

2        The alternate members of the Fiscal Council do not receive compensation for the exercise of their functions

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

N.I.R.E. 29300006939

A Publicly-Held Company

EXHIBIT III

MANAGEMENT PROPOSAL

FOR THE ANNUAL GENERAL MEETING OF BRASKEM S.A.

TO BE HELD ON APRIL 30, 2020

Proposal for the compensation of administrators, pursuant to information contained in item 13 of the Reference Form, pursuant to article 12, item II, of CVM Ruling 481.

13. Compensation of the Administrators

13.1. Describe the policy or practice adopted for compensation of the board of directors, statutory and non-statutory management, fiscal council, statutory committees and audit, risk, financial and compensation committees, addressing the following aspects:

(a)          objectives of the compensation policy or practice

The Company adopts a competitive and transparent compensation strategy, which seeks to attract, develop and retain the best professionals and compensates its administrators based on the market practices, according to their duties and responsibilities in effectively running the business. The variable compensation practice allows strengthening the alignment of the shareholders’ interests with those of the administrators to obtain and exceed the results on a short and long-term basis.

(b)         composition of the compensation

(i)           description of the compensation elements and their respective objectives

Board of Directors

The full members of the Board of Directors are compensated in a competitive manner and with fixed fees according to annual market surveys. There is no variable compensation (short and long term) and benefits for the exercise of the position of member of the Board of Directors, except any compensation that they may receive due to participation in Committees, which is also fixed. Such practice is assessed on an annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Statutory and Non-Statutory Management

The members of the statutory and non-statutory management have a competitive compensation strategy, which is composed of the monthly compensation, short and long-term incentives and benefits. The entire compensation positioning takes into account the yearly benchmark market in all locations where Braskem is present and compares it with companies with good people management practices.

The benefits offered by the Company to all members are the same, such as: medical and dental assistance, meal vouchers, life insurance and private retirement plan.

The compensation of the Statutory Management is analyzed on an annual basis by the Personnel and Organization Committee, by the Board of Directors and is approved at the Annual General Meeting.

Fiscal Council

The full members of the Fiscal Council are compensated with fixed fees and according to market survey. Such fees shall be the highest of: (i) the monthly fixed amount established at the Company’s Annual General Meeting that elects the Fiscal Council; or (ii) the minimum limit established in paragraph 3 of article 162 of the Corporations Law.

There is no variable compensation (short and long term) and benefits to this group.

Committees

Currently, the Company has 1 statutory committee, the Compliance Committee, of a permanent nature, composed of at least three (3) independent members of the Board of Directors appointed by the Board itself, pursuant to the Internal Regulations of said Committee, and three (3) Committees supporting the Board of Directors (all of which are non-statutory), namely: (ii) Finance and Investment Committee; (ii) Personnel and Organization Committee; and (iii) Strategy & Communication Committee. The Company differentiates the monthly fees of the coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee. This strategy is aligned with market practice.

(ii)          in relation to the last three (3) financial years, the proportion of each element in the total compensation:

The proportion of each element in the total compensation of each management body of the Company regarding the last three (3) financial years is below:

	% in relation to the total compensation - 2019
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Management	30.1%	67.6%	2.3%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation - 2018
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Management	32.5%	64.5%	3%	100%
Fiscal Council	100%	0%	0%	100%

	% in relation to the total compensation - 2017
	Fixed Compensation	Variable Compensation	Benefits	Total
Board of Directors	100%	0%	0%	100%
Statutory/Non-Statutory Management	27.95%	70.41%	1.65%	100%
Fiscal Council	100%	0%	0%	100%

(iii)         calculation and adjustment methodology of each one of the compensation elements

Board of Directors

The compensation strategy for the full members of the Board of Directors is obtained through annual specialized surveys, by comparison with companies of similar size and with good governance practices. The compensation is competitively positioned for the Director and consists of fixed monthly fees. Based on the evolution of Braskem’s Governance, the strategy seeks to compensate the Board in a competitive manner in relation to the benchmark market.

Committees

The members of the Board of Directors who are part of the Company's Committees receive an additional monthly and fixed compensation for acting and/or leading one of these Committees. The Company differentiates the monthly fees of the Coordinators from the members of the Committees, in accordance with the responsibilities and participation in each Committee, taking into account a market comparison performed every year.

Statutory and Non-Statutory Management

The total compensation amount paid by the Company to the members of the statutory and non-statutory Management are annually compared with the market through specialized surveys, so that it is possible to assess its competitiveness and, eventually, to evaluate the need for making adjustments to some components of the compensation.

In the monthly compensation, the individual contribution and performance of each member of the Management, its position in the compensation band (and the need to make any adjustments to the monthly compensation are annually assessed.

In the variable compensation, the short-term incentive is proposed according to the goals of each member and Braskem’s operating results (EBITDA, working capital (KG) and investments (CAPEX) are assessed. In long-term incentive (ILP), the Board of Directors assesses and approves the list of eligible individuals, as well as the proposal of actions to be taken (matching) according to specific criteria.

The Company seeks to compensate its Officers in the 3rd quartile of the market, acknowledging and encouraging them to obtain and overcome the results to be achieved.

The Company offers the same benefits package to all its members, including statutory and non-statutory Officers.

Fiscal Council

The monthly compensation of the effective directors is obtained through specialized surveys, by comparison with companies of similar size, with due regard to the minimum amount set forth by article 162, paragraph 3 of the Corporations Law. The compensation strategy looks for competitiveness to ensure attractiveness, seeking to be in a competitive position within the market.

(iv)         reasons that justify the composition of the compensation

Board of Directors

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company.

It is understood that the members of the Board of Directors must be entitled only to the fixed compensation in order to reflect the recognition given to their function that supervises and guides the Company business, without, however, any involvement with its execution.

Committees

The composition of the compensation is in line with market practices compared to similarly sized companies and the differentiations of members and leaders of committees have become necessary in order to be in line with their duties and responsibilities.

Statutory and Non-Statutory Management

The composition of the compensation of the statutory and non-statutory Executive Officers of the Company aims to attract, develop and retain the best professionals, based on the market’s practices regarding fixed, variable compensation and the benefits package for each position. The Company has a competitive practice regarding variable compensation, as it understands that this way, it aligns the interests of officers with those of the Company, sharing the risks and results of the Company with its main executives, seeking to obtain gains through the commitment to long-term results and short-term performance.

Fiscal Council

References are obtained through the results of specialized surveys conducted with companies of a size similar to that of the Company, with due regard to the provision of paragraph 3 of article 162 of the Corporations Law regarding the minimum legal compensation.

(v)          members not compensated

Alternate members of the Board of Directors do not receive monthly fixed fees. However, if they participate as Members of the Committees of the Board of Directors, they are compensated therefor, as described in item 13.1.

(c)          main performance indicators taken into account upon determination of each compensation element

Board of Directors

The fixed monthly compensation of the Board of Directors is determined by means of market survey, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto.

Statutory and Non-Statutory Management

The qualification of the monthly compensation of each statutory and non-statutory Officer of the Company is linked to the assessment and classification of the position in the salary structure and market comparison, as well as to the individual performance (merits) and also to the salary adjustment according to study of the annual inflation.

The short-term variable compensation is conditioned to the assessment and to the compliance with individual goals connected to the challenges of their share program in the year and to the operational and economic performance of the Company within the period in question, considering the following elements: (i) operational EBITDA; (ii) working capital variation; (iii) operational investment (CAPEX); and (iv) payment of dividends.

The Long-Term variable compensation (ILP) is linked to the compliance with the conditions described in item 13.4.

Fiscal Council

The fixed monthly compensation of the Fiscal Council is determined by means of market survey, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto. However, it is worth noting that the minimum amount established by article 162, paragraph 3, of the Corporations Law is observed.

Committees

The fixed monthly compensation for the Committee coordinators and members is determined by means of market survey, taking into account their responsibilities and attributions in the exercise of their functions. There is no performance indicator to determine the variable compensation since this group is not eligible thereto.

(d)         how the compensation is structured in order to reflect the evolution of the performance indicators

Board of Directors

Not applicable, given that the members of the Company’s Board of Directors are not eligible for variable compensation.

Statutory and Non-Statutory Management

The changes in the short-term variable compensation items are directly related to the individual performance of the officers and the Company and to the achievement of the targets established for a given period. In the long-term, however, they are linked to the performance of the Company’s share.

Fiscal Council

Not applicable, given that the members of the Company’s Fiscal Council are not eligible for variable compensation.

Committees

Not applicable, given that the members of the Company’s Committees are not eligible for variable compensation.

(e)          how the compensation policy or practice is aligned with the interests of the issuer in the short, medium and long terms

The compensation strategy is linked to factors and premises that make it more: (i) equitable (compensate proportionally, according to the skills, professional qualification and impact on results); (ii) competitive (suitable to market standards); (iii) efficient (regarding the costs for the Company); and (iv) safe (committed to the continuity and growth of the business).

To the extent that the short, medium- and long-term targets are met, more results are generated for the Company, valuing it.  On the other hand, the Company distributes such results in the form of short- and long-term variable remuneration. This cycle causes the Company to grow and develop to seek its perpetuity.

(f)          existence of compensation supported by direct or indirect subsidiaries, controlled or controlling companies

There is no compensation supported by direct or indirect subsidiaries, controlled or controlling companies of the Company.

(g)          existence of any compensation or benefit linked to the occurrence of a given corporate event, such as the disposal of corporate control of the issuer

There are no compensation elements associated to the occurrence of corporate events.

(h)         practices and procedures adopted by the board of directors to determine the individual compensation of the board of directors and the management, indicating: (i) the bodies and committees of the issuer that are part of the decision-making process, identifying the manner in which they participate; (ii) criteria and methodology used to set the individual compensation, indicating if studies were used to verify the market practices and, if so, the comparison criteria and the coverage of these studies; and (iii) how often and in which manner the board of directors evaluates the adequacy of the compensation policy of the issuer

(i) The proposal for Global Compensation of the Administrators and Fiscal Council is based on market studies, as previously mentioned, and its submitted for analysis of the People and Organization Committee of the Board of Directors (“CPO”) prior to the submission of the proposal for approval at an Annual General Meeting (“AGO”). After approval at the Annual General Meeting, the CPO recommends to the Board of Directors the proposal for individualization of the Compensation of the Administrators, which is subsequently approved at a Board of Directors’ meeting. (ii) The proposal for individualization of the Compensation of the Administrators is carried out as previously described in relation to the market comparison and strategic position of the members of the Board of Directors, as well as for the Statutory Officers. (iii) The frequency of the studies for updating and comparing the market occurs on an annual basis.

13.2 – Total compensation of the board of directors, statutory management and fiscal council

Total compensation estimated for the current Fiscal Year ending on 01/01/2020 - Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of compensated members**	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or pro labore	9,240,000.00	12,868,600.11	930,000.00	23,038,600.11
Direct and indirect benefits	0.00	352,052.29	0.00	352,052.29
Participation in committees	3,828,000.00	0.00	0.00	3,828,000.00
Others	5,740,618.86	4,973,720.00	241,800.00	10,956,138.86
Description of other fixed compensations	The amounts related to Charges total BRL 3,134,769,86 and the amounts for contingencies are BRL 2,605,849,00	The amounts related to Charges total BRL 2,973,720,00 and the amounts for contingencies are BRL 2,000,000.00	The amounts related to Charges total BRL 195,300.00 and the amounts for contingencies are BRL 46,500.00
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	25,498,521.49	0.00	25,498,521.49
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	7,547,562.36	0.00	7,547,562.36
Description of other variable compensations	0.00	The amounts related to Charges total BRL 7,547,562.36	0.00
Post-employment	0.00	751,014.70	0.00	751,014.70
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options (2)	0.00	12,239,290.32	0.00	12,239,290.32
Note	-	-	-	-
Total compensation	18,808,618.86	64,230,761.29	1,171,800.00	84,211,180.15

Total compensation for the Fiscal Year ending on 12/31/2019 - Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of compensated members** (1)	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or pro labore	8,907,500.0	12,066,746.97	902,700.00	21,876,946.97
Direct and indirect benefits		273,508.20		273,508.20
Participation in committees	2,459,366.65	N/A	N/A	2,459,366.65
Others	2,273,373.33	2,413,349.39	180,540.00	4,867,262.72
Description of other fixed compensations	The amounts related to Charges total BRL 2,273,373.33	The amounts related to Charges total BRL 2,413,349.39	The amounts related to Charges total BRL 180,540.00	-
Variable compensation
Bonus	N/A	N/A	0.00	0.00
Profit sharing	N/A	15,669,842.36	0.00	15,669,842.36
Participation in meetings	N/A	N/A	0.00	0.00
Commissions	N/A	N/A	0.00	0.00
Others	N/A	7,873,424.66	0.00	7,873,424.66
Description of other variable compensations	-	The amounts related to Charges total BRL 7,873,424.66	N/A
Post-employment	N/A	823,816.84	0.00	823,816.84
Cessation of position	N/A	N/A	0,00	0.00
Based on shares, including options	N/A	8,942,370	0.00	8,942,370
Note	N/A	N/A	N/A	N/A
Total compensation	13,640,239.98	48,063,058.60	1,083,240.00	62,786,538.58

Total compensation for the Fiscal Year ending on 12/31/2018 - Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of compensated members** (1)	11.00	7.00	5.00	23.00
Fixed annual compensation
Salary or pro labore	7,061,072.40	10,773,526.65	844,000.00	18,678,599.05
Direct and indirect benefits	N/A	250,127.05	N/A	250,127.05
Participation in committees	3,301,583.33	N/A	N/A	3,301,583.33
Others	2,072,531.15	2,154,705.33	168,800.00	4,396,036.48
Description of other fixed compensations	The amounts related to INSS total BRL 2,072,531.15	The amounts related to INSS total BRL 2,154,705.33	The amounts related to INS total BRL 168,800.00	-
Variable compensation
Bonus	N/A	N/A	N/A	N/A
Profit sharing	N/A	18,962,786.00	N/A	18,962,786.00
Participation in meetings	N/A	N/A	N/A	N/A
Commissions	N/A	0.00	N/A	N/A
Others	N/A	5,056,596.07	N/A	5,056,596.07
Description of other variable compensations	N/A	The amounts related to INSS total BRL 5,056,596.07	N/A	N/A
Post-employment	N/A	747,253.08	N/A	747,253.08
Cessation of position	N/A	0.00	N/A	N/A
Based on shares, including options (1)	N/A	2,384,979.00	N/A	2,384,979.00
Note	N/A	N/A	N/A	N/A
Total compensation	12,435,186.88	40,329,973.18	1,012,800.00	53,777,960.06

(1) Related to the Annual 2018 Long-Term Incentive Program, with award estimated only for 3 years (2021), as per item 13.4.

Total compensation for the Fiscal Year ending on 12/31/2017 - Annual Amounts
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	6.25	5.00	22.25
Number of compensated members** (1)	11.00	6.25	4.5	21.75
Fixed annual compensation
Salary or pro labore	6,283,683.80	9,130,490.99	604,588.60	16,018,763.39
Direct and indirect benefits	0.00	212,075.73	0.00	212,075.73
Participation in committees	0.00	0.00	0.00	0.00
Others	1,256,736.76	1,826,098.20	120,917.72	3,203,752.68
Description of other fixed compensations	The amounts related to INSS total BRL 1,256,736.76	The amounts related to INSS total BRL 1,826,098.20	The amounts related to INSS total BRL120,917.72	The amounts related to INSS total BRL 3,203,752.68
Variable compensation
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	23,004,418.35	0.00	23,004,418.35
Participation in meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	4,600,883.67	0.00	4,600,883.67
Description of other variable compensations	0.00	The amounts related to INSS total BRL 4,600,883.67	-	The amounts related to INSS total BRL 4,600,883.67
Post-employment	0.00	434,915.25	0.00	434,915.25
Cessation of position	0.00	0.00	0.00	0.00
Based on shares, including options	0.00	0.00	0.00	0.00
Notes	N/A	N/A	N/A	N/A
Total compensation (**)	7,540,420.56	39,208,882.19	725,506.32	47,474,809.07

*Note: The total number of members of the Board of Directors, of the Statutory Management and of the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the fiscal year, calculated monthly.

13.3 – Variable compensation of the board of directors, statutory management and fiscal council

Variable compensation - Fiscal Year ending on 12/31/2020
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25,498,521	N/A	25,498,521
Amount set forth in the compensation plan – achieved targets	N/A	20,398,817	N/A	20,398,817
Amount actually recognized in the results of the fiscal year	N/A		N/A	N/A

Variable compensation - Fiscal Year ending on 12/31/2019
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	25,404,466.83	N/A	25,404,466.83
Amount set forth in the compensation plan – achieved targets	N/A	20,323,573.46	N/A	20,323,573.46
Amount actually recognized in the results of the fiscal year	N/A	15,669,842.36	N/A	N/A

Variable compensation - Fiscal Year ending on 12/31/2018
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	7.00	5.00	23.00
Number of paid members**	0.00	7.00	0.00	7.00
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	24,206,250.00	N/A	24,206,250.00
Amount set forth in the compensation plan – achieved targets	N/A	19,365,000.00	N/A	19,365,000.00
Amount actually recognized in the results of the fiscal year	N/A	18,962,786.00	N/A	18,962,786.00

Variable compensation - Fiscal Year ending on 12/31/2017
	Board of Directors	Statutory Management	Fiscal Council	Total
Total number of members*	11.00	6.25	5.00	22.25
Number of paid members**	0.00	6.25	0.00	6.25
Bonus
Minimum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Maximum amount set forth in the compensation plan	N/A	N/A	N/A	N/A
Amount set forth in the compensation plan – achieved targets	N/A	N/A	N/A	N/A
Profit sharing
Minimum amount set forth in the compensation plan	N/A	0.00	N/A	0.00
Maximum amount set forth in the compensation plan	N/A	BRL 22,150,000.00(1)	N/A	BRL 22,150,000.00(1)
Amount set forth in the compensation plan – achieved targets	N/A	BRL 17,720,000.00(1)	N/A	BRL 17,720,000.00(1)
Amount actually recognized in the results of the fiscal year	N/A	BRL 23,004,418.35	N/A	BRL 23,004,418.35

*Note: The total number of members of the Board of Directors, of the Statutory Management and of the Fiscal Council was calculated according to the annual average of the number of members of each body calculated monthly, to two decimal places.

**Note: The number of paid members of each body corresponds to the annual average of the number of members of each body to which the compensation was recognized in the income statement for the fiscal year, calculated monthly.

(1) Does not include social security, just Profit Sharing.

13.4 – Equity-based compensation plan of the board of directors and statutory management

Board of Directors

The Company did not have, in the last fiscal year, and does not have, in the current fiscal year, an equity-based compensation plan for the members of the Board of Directors.

Statutory Management

The Company has already had, in the last fiscal year, an equity-based compensation plan for the members of the Statutory Management, considering that, according to Extraordinary General Meeting held on March 21, 2018, a Restricted Share Granting Plan of the Company was approved, including, among other participants, the Statutory Managers. The Granting Plan can be found on the websites of the Company (www.braskem-ri.com.br) and CVM (www.cvm.gov.br).

(a)          general terms and conditions

Those individuals who work and are part of the Company or the companies controlled thereby, including, but not limited to, the Officers, may be indicated to participate in Braskem S.A’s Restricted Share Granting Plan (“Plan”). The Board of Directors shall define, among the participants which are in such positions, those who may participate in each annual restricted share granting program (respectively, “Program” and “Eligible Persons”).

The Eligible Persons shall express their desire to adhere to the Plan and to the respective Program, upon the execution of the respective Granting Agreement, then being referred to as “Participants”.

The granting of the Restricted Shares (“Consideration”) shall be conditioned to the voluntary investment of the Participants’ own funds to acquire owned shares (“Owned Shares”), and the Eligible Persons may voluntarily invest, with their own funds, the minimum amount of 10% and the maximum amount of 20% of the gross amount of their short-term planned incentive related to the annual profit sharing program (“PLR”).

The goal of the Plan is to grant two (02) Restricted Shares to one (01) Own Share. However, the Board of Directors may define, as an exception and with a justification, to each Program, a different multiple of Restricted Shares to be transferred to each Own Share under the terms and conditions of the applicable Granting Agreement, observing the minimum of one (01) Restricted Share and the maximum of three (3) Restricted Shares to each Own Share. The number shall be defined at the exclusive discretion of the Board of Directors from the analysis of the following indicators: (a) the performance of the Company in the fiscal year immediately before the execution of the Granting Agreement; (b) the expected challenge level to the Company in the three (3) years after the approval of each Program; and (c) the amount of the Restricted Shares traded at B3 S/A (“B3”) on the date of approval of each Program.

Without prejudice to other conditions established in the Programs and in the respective Granting Agreements, the rights of the Participants in relation to the Restricted Shares, especially to the transfer of ownership of the Restricted Shares, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted from the execution of the Granting Agreement (“’Cooling Off” Period”), and, cumulatively;  (ii) maintain, under their continuous ownership, the Owned Shares from the date of their acquisition until the end of the ‘Cooling Off” Period.

(b)         main objectives of the plan

The Plan’s objective is to promote: (a) the alignment between the interests of the Participants and that of the shareholders of the Company and of the companies controlled thereby; and (b) an incentive for the Participants to remain in the Company or in the companies controlled thereby.

(c)          how the plan contributes to such objectives

The Plan is an important component to ensure the total compensation strategy, ensuring competitiveness in the market, and, at the same time, maintaining the involvement and commitment of the Participants with the Company and the challenges of the petrochemical cycles.

In that sense, the implementation of the Plan contributes to ensure the convergence of interests between Members and shareholders for the creation of value to the Company.

(d)         how the plan is inserted in the issuer’s compensation policy

The Plan is one of the components of the compensation package.

One of the concepts defined in the Company’s Compensation Policy is that the compensation is defined based on the capacity of the members to generate and exceed the results, with the sharing of part of these results with the members responsible for its generation. In that sense, the Plan is an important component of variable compensation to supplement and ensure the total compensation strategy, seeking long-term results for the Company by making their shares valuable and acting as a strong component in the retention of the Participants.

(e)          how the plan aligns the interests of the administrators and the issuer on the short-, medium- and long-terms

The implementation of the Plan is a way to ensure the convergence of interests between members and shareholders for the creation of value on the short-, medium- and long- terms for the Company. Through the Plan, leaders and subordinates assume the commitment to achieve and exceed the planned results and to share part of these results with the members responsible for its generation.

The ‘Cooling Off’ Period set forth in the Plan, during which the Restricted Shares are not transferred to the Participant, favors the retention of the Participants during such period.

(f)          maximum number of shares covered

The maximum number of shares covered by the Plan is 1.5% of the Company's Capital Stock, which, on this date, corresponds to eleven million nine hundred and fifty-eight thousand two hundred seventy-eight (11,958,278) shares of a total of seven hundred and ninety-seven million, two hundred and eighteen thousand, five hundred and fifty-four (797,218,554) shares.

(g)          maximum number of options to be granted

Not applicable, since share options shall not be granted as a result of the Plan.

(h)         conditions to acquire shares

The Consideration shall be conditioned to the voluntary investment of the Participants’ own funds in the acquisition of Owned Shares.

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted from the execution of the Granting Agreement and, cumulatively; (ii) maintain, under their uninterrupted ownership, the Owned Shares since their acquisition until the end of the 'Cooling Off’ Period.

(i)           criteria for setting the price of acquisition or exercise

The reference price of the Restricted Shares that the Company shall grant shall be amount of the market price of the Restricted Share in the location of each Participant in the second business day immediately before the respective transfer of the Restricted Shares, or, if there is no trade of the Restricted Shares in the location of the Participant, it shall be the price of said Restrict Shares at B3 S.A in the second business day immediately before the respective date of payment, converted to the currency of the location of the Participant.

(j)           criteria to establish the term of exercise

The ‘Cooling Off’ Period shall be three (03) years from the date of execution of the Granting Agreement.

During the ‘Cooling Off” Period, the Participant shall remain connected to the Company or to the companies controlled thereby, maintaining the uninterrupted ownership of their Owned Shares in order to be entitled to the transfer of the Restricted Shares by the Company or by the companies controlled thereby under the terms and conditions established in this Plan, in the respective Program and in the Granting Agreement, observing the rules related to the situations of dismissal from the Company, as set forth in the Plan and respective Granting Agreements.

(k)          form of liquidation

Once the conditions established in the Plan and in the applicable Granting Agreement are met, and as long as the applicable legal and regulatory requirements are observed, the Company or the companies controlled thereby shall transfer, through a private transaction, to the Participants, within at most sixty (60) days, the quantity of Restricted Shares to which the Participants are entitled. Except regarding the taxes that will be discounted, the Company or the companies controlled thereby, as the case may be, shall bear any costs for the transfer of the Restricted Shares to the Participants. If it is not possible to deliver said Restricted Shares to the Participants, the Company and/or the companies controlled thereby may pay the Participants, with immediately available funds, in the currency of the place where the Participant works, the amount equivalent to the Restricted Shares granted taking into consideration the Reference Price of the Restricted Shares, net of the taxes that may be levied thereon.

(l)           restrictions to the transfer of shares

The rights of Participants in relation to the Restricted Shares, especially to the transfer of the ownership of the Restricted Share, shall only be acquired if the Participants: (i) remain continually bound as Members of the Company or of a company controlled by the Company for a period of three (3) years counted from the execution of the Granting Agreement, and, cumulatively; (ii) maintain, under their uninterrupted ownership, the Owned Shares since their acquisition until the end of the ‘Cooling Off’ Period.

(m)        criteria and events that, when verified, will entail the suspension, alteration or extinguishment of the plan

In case of: (i) Change of the Company’s Control (as defined in the Plan); (ii) holding a public offering to go the Company private; (iii) corporate restructuring that results in a significant decrease of the value or liquidity of the Restricted Shares in comparison with the average price and volume traded over the six (06) months before the date of corporate restructuring, the Participants shall be entitled to receive, within sixty (60) days after the occurrence of the event set forth in this section: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participants, so that said rights shall be automatically brought forward.

The Plan also establishes that, in the event of change to the number, nature or class of shares of the Company as a result of bonus, share split, reverse split, or conversion of shares into another nature or class, or conversion of other securities issued by the Company into shares, the Company's Board of Directors shall assess the need to make adjustments to the Programs and the Plan in order to avoid distortions and losses to the Company and the companies controlled thereby or to the Participants.

Moreover, any relevant legal amendment to the rules of the joint-stock companies, to the publicly-held companies, to the labor laws and/or the tax effects of a restricted share granting plan in any of the jurisdictions where it will be implemented may lead to full revision of this Plan, in order to ensure compliance with the applicable laws.

Finally, the right to receive the Restricted Shares pursuant to this Plan, the respective Program and the applicable Granting Agreement shall be automatically extinguished and without any indemnity rights, ceasing all effects by operation of law if the Company is wound up, liquidated or if its bankruptcy is decreed.

(n)         effects of the exit of the administrator of the bodies of the issuer over the rights thereof set forth in the equity-based compensation plan

In case of Termination of the Participant (i) due to a dismissal with cause or removal from his or her position due to a violation to the duties and responsibilities of an administrator, (ii) upon request from the Participant (including resignation or withdrawal from the position of administrator), or (iii) any event of retirement other than an Agreed Retirement (as defined in the Plan), the Participant shall lose any and all rights connected to the Restricted Shares pursuant to the Plan, any Program and Granting Agreement, which shall be automatically terminated by operation of law on the Termination date (as defined in the Plan), regardless of prior notice or notification, and with no right to any indemnification of the Participant, except for the Restricted Shares already obtained until the actual Termination date, even if they have not yet been actually transferred by the Company or by a company controlled thereby.

In case of Dismissal of a Participant due to: (i) dismissal by the Company or by the companies controlled thereby with no cause; (ii) removal from the position of the administrator without violating his or her duties and responsibilities; or (iii) transfer of the Participant to occupy a position in a company of the same group as the Company that is not part of the Plan, the Participant shall be entitle to receive: (a) the Restricted Shares which acquisition rights have already been vested on the Participants, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) a pro rata quantity of the Restricted Shares, the acquisition rights of which have not been vested on the Participant yet, taking into account, for said pro rata calculation, the number of full month in which the Participant worked at the Company or a company controlled thereby in relation to the number of months of the ‘Cooling Off’ Period, and such remaining Restricted Shares shall be automatically terminated on the date of Dismissal, regardless of prior notice or notification, and without any right to any indemnification to the Participant. The delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the ‘Cooling Off’ Period, unless established otherwise in the Granting Agreement, being certain that the Company may, exceptionally and at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to Agreed Retirement, the Participant shall be entitled to receive: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or by a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not been fully vested on the Participant at the Termination date. The delivery of the Restricted Shares to the Participant shall be made on the date originally scheduled, considering the compliance with the ‘Cooling Off’ Period, unless otherwise established in the Granting Agreement, and the Company may, at its exclusive discretion, bring forward the delivery of said Restricted Shares at any time.

In case of Dismissal of a Participant due to: (i) death; or (ii) permanent disability, the heirs or legal successors (for the case described in (i)) or legal representative (for the case described in (ii)) shall be entitled to receive, within sixty (60) days after the occurrence of any of the events described in this section: (a) the Restricted Shares which acquisition rights have already been vested on the Participant, even if the Restricted Shares have not yet been actually transferred by the Company or a company controlled thereby; and (b) all of the Restricted Shares which acquisition rights have not yet been vested on the Participant, so that said rights shall be automatically brought forward, unless established otherwise in the Granting Agreement.

13.5 - Equity-based compensation of the board of directors and statutory management

The Company did not have in the last fiscal year, and does not have in the current fiscal year, an share- based compensation plan for members of the Board of Directors. With regard to the Statutory Management, it has a share-based compensation plan, as per the Plan approved at the Annual General Meeting on March 21, 2018 and the Program approved by the BD on March 28, 2018, March 13, 2019 and March 19, 2020.

	Board of Directors	Statutory Executive Office
Total number of members	11	7
No. of compensated members	0	7
Average weighted price of exercise:	N/A	N/A
(a) Outstanding shares at the beginning of the fiscal year	N/A	N/A
(b) Options lost during the fiscal year	N/A	N/A
(c) Options exercised during the fiscal year	N/A	N/A
(d) Options expired during the fiscal year	N/A	N/A
Potential dilution in case of exercise of all options granted	N/A	N/A

13.6 - Information on the outstanding options held by the board of directors and the statutory management

Not applicable, considering that there was not and there is not up to this date any outstanding option held by Company’s Statutory Management at the end of the last fiscal year. With respect to the Board of Directors, it should be clarified that there was not in the last fiscal year (and there is not in the current financial year) an equity-based compensation plan for its members.

13.7 - Options exercised and shares delivered with respect to the equity-based compensation of the board of directors and statutory management

There were no options exercised neither shares delivered related to the equity-based compensation to the Board of Directors.

The Statutory Executive Officers of the Company do not receive options, as there is no plan contemplating this granting model. For the Restricted Shares Plan, the custody of 11,252 preferred shares class A was transferred to the Statutory Officers who were dismissed from the Company in the fiscal year, since they were entitled to receive pro rata for the period worked.

Restricted Shares for the fiscal year ended 12.31.2017

There were no Restricted Shares Plan during the fiscal year ended in 2017

Restricted Shares for the fiscal year ended 12.31.2018

A – Management body	Statutory Executive Office
B - Nº of members	7	Total

C - Total Restricted Shares of the Program (D+E+F)	Granting 2018	Total
C i - Amount	209.333	209.333

D – Restricted shares not yet exercisable	Granting 2018	Total
D i - Amount	209.333	209.333
D ii – Date on which the Restricted Shares become exercisable	April/2021	April/2021

E - Transferred Restricted Shares	Granting 2018	Total
E i - Amount	0	0

F – Time-barred Restricted Shares	Granting 2018	Total
F i - Amount	0	0

Restricted Shares for the fiscal year ended 12.31.2019
A – Management body	Statutory Executive Office
B - Nº de membros	7	7	Total

C - Total Restricted Shares of the Program (D+E+F)	Granting 2018	Granting 2019	Total
C i - Amount	209.333	157.353	366.686

D - Restricted shares not yet exercisable	Granting 2018	Granting 2019	Total
D i - Amount	180.032	141.673	321.705
D ii - Date on which the Restricted Shares become exercisable	April/2021	March/2022	March/2022

E - Transferred Restricted Shares	Granting 2018	Granting 2019	Total
E i - Amount	10.378	874	11.252

F - Time-barred Restricted Shares	Granting 2018	Granting 2019	Total
F i - Amount	18.923	14.806	33.729

13.8 - Information required for the comprehension of the data disclosed in items 13.5 to 13.7 – Method for pricing the share and option value

Not applicable.

13.9 - Information on the number of shares or membership units (quotas) directly or indirectly held in Brazil or abroad, and other securities convertible into shares or membership units (quotas) issued by the issuer, its direct or indirect controlling companies, controlled companies or companies under common control, by members of the board of directors, statutory management or fiscal council:

On 12/31/2019
		Board of Directors	Management	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	0	83.518	0	83.518
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0
On 12/31/2018
		Board of Directors	Management	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	1,000	1,000
	Preferred Shares – Class A	11,726	84,242	2,000	97,968
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	0	0	0	0
	Preferred Shares	0	0	0	0

On 12/31/2017
		Board of Directors	Management	Fiscal Council	Total
Company	Category

Issuer
Braskem S.A.	Common Shares	0	0	0	0
	Preferred Shares – Class A	11,726	510	0	12,236
	Preferred Shares – Class B	0	0	0	0

Direct and indirect controlling shareholders
Odbinv S.A.	Common Shares	1,683,394,556	0	0	1,683,394,556
	Preferred Shares	0	0	0	0

(*) The table above presents only the Company's direct and indirect controllers in which the members of the Board of Directors and members of the Fiscal Council appointed for election at the Annual General Meeting for the fiscal year ended on December 31, 2019, as well as our Statutory Officers in exercise, holds participation. To see the direct and indirect share control of the Company, please refer to items 15.1 and 15.2 of the Company’s Reference Form available in the IPE System.

13.10 – Information on the private retirement plans granted to the members of the board of directors and the statutory officers

We present below the information on the Company’s private retirement plan effective in the last fiscal year:

	Board of Directors (Full members)	Statutory Management
Total number of members	11	7
Number of paid members*	0	7
Name of the plan	N/A	Odebrecht Previdência
Number of administrators who qualify for retirement	N/A	7
Conditions for early retirement	N/A	There is no possibility of early retirement
Updated accrued amount of the contributions accumulated in the private retirement plan until the end of the last fiscal year, less the portion related to the contributions directly made by the administrators (in BRL)	N/A	4,857,913.50.
Total accrued amount of the contributions made during the last fiscal year, less the portion related to the contributions directly made by the administrators (in BRL)	N/A	561.514.72
Possibility and conditions for early redemption	N/A	There is no possibility of early redemption

*Note: The number of paid members of each body corresponds to the number of officers and directors linked to the Company's private retirement plan.

13.11 – Maximum, minimum and average individual compensation of the board of directors, statutory management and fiscal council

	Statutory Officers			Board of Directors			Fiscal Council
	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017	12/31/2019	12/31/2018	12/31/2017
Nº of members	7	7	6,25	11	11	11	5	5	5
Nº of paid	7	7	6,25	11	11	11	5	5	4,5
Highest compensation amount (Reais)	21.124.337,61	14.738.146,47	13.115.784,05	2.804.920,00	2.724.000,00	1.164.000,00	220.320,00	202.560,00	162.724,80
Lowest compensation amount (Reais)	4.733.203,84	2.133.502,21	4.624.112,26	823.600,00	792.000,00	223.330,51	220.320,00	202.560,00	162.724,80
Average Compensation amount (Reais)	6.866.151,23	5.761.424,74	6.273.421,15	1.240.021,82	1.105.162,44	685.492,78	220.320,00	202.560,00	161.223,63

Statutory Officers
12/31/2019

The amounts informed in the table above consider the social charges.

 In 2019, the highest and lowest compensation item was ascertained with the exclusion of 4 member who exercised the position for less than 12 months.

The amount of the highest individual compensation of the Statutory Officers includes a non-recurring event related to the recognition of the right related to Programs arising from the Company's Long-Term Incentive Plan. The amount with charges already recognized totals BRL 9,388 thousand.

12/31/2018

The amounts informed in the table above consider the social charges.

In 2018, the highest and lowest compensation item was ascertained with the exclusion of 1 member who exercised the position for less than 12 months.

12/31/2017

The amounts informed in the table above consider the social charges.

In 2017, the highest and lowest compensation item was ascertained with the exclusion of 1 member who exercised the position for less than 12 months.

Board of Directors
12/31/2019

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

12/31/2018

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

12/31/2017

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months

Fiscal Council
12/31/2019

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

12/31/2018

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

31/12/2017

The amounts informed in the table above consider the social charges. The highest and lowest compensation item was ascertained with the exclusion of members who exercised the position for less than 12 months.

13.12 - Compensation or indemnification mechanisms for the administrators in the event of dismissal from office or retirement

The Company does not rely on compensation or indemnification mechanisms for the administrators in case of dismissal of the position or retirement, with the exception of right related to the ILP Program applicable only to officers and other members that may eligible, as described in item 13.4 of the Reference Form.

The Company's administrators are covered by the Directors & Officers Liability Insurance (D&O) policy, issued by Tokio Marine Insurer with coverage valid until September 18, 2020. The policy has a worldwide coverage, and the policy premium in force was USD 2,124 thousand.

Pursuant to the policy, the managers shall be indemnified for damages (including defense costs) resulting from third-party claims against the administrators based on omission or harmful acts practiced in the exercise of their functions (as long as it is not the case of willful misconduct or gross negligence equivalent to willful misconduct).

In addition to the D&O Insurance described above, the Company is authorized to enter into an indemnity commitment with its former administrators, under the terms of the Administrators and Members Indemnity Policy, approved by the Board of Directors on 11/08/2017 and updated as certain provisions of CVM Opinion No. 38 on 02/14/2019 (“Indemnity Policy”) which is available on the Company's website (www.braskem-ri.com.br) and CVM’s (www.cvm.gov.br). For additional information see item 12.11 of the Reference Form.

13.13 – Percentage of the total compensation held by administrators and members of the fiscal council who are parties related to the controlling shareholders

Fiscal year ended on	Board of Directors	Fiscal Council	Statutory Management
2019	10.64%	0.00%	0.00%
2018		0.00%	0.00%
	8.60%

2017	6.07%	0.00%	0.00%

13.14 – Compensation of administrators and members of the fiscal council, grouped by body, received or any reason other than the position occupied

In the last three (3) fiscal years, no amounts have been recognized within the Company's results as compensation of administrators and members of the fiscal council received for any reason other than the position they occupy in the Company.

13.15 – Compensation of administrators and members of the fiscal council recognized in the profits of direct or indirect controlling companies, companies under common control and controlled companies of the issuer

Not applicable, in the last three (3) fiscal years no compensation of the administrators and members of the fiscal council of the Company was recognized in the results of direct or indirect controlling companies, companies under common control and controlled companies of the Company, either for the exercise of their managerial duties or for any other reason.

13.16 – Other relevant information

Total compensation for the Fiscal Year ending on 12/31/2019 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the BD. (Amounts already reported in the Compensation estimated for the Fiscal year ended on 12/31/2019).

	Board of Directors	Total
Total number of members	4	4
No. of compensated members	4	4
Salary or pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	443,000	443,000
Others	88,600	88,600
Description of other fixed compensations	The amounts related to Charges total 88,600	The amounts related to Charges total 88,600
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	531,600	531,600

Total compensation for the Fiscal Year ending on 12/31/2018 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the BD. (Amounts already reported in the Compensation estimated for the Fiscal year ended on 12/31/2018)

	Board of Directors	Total
Total number of members	2	2
No. of compensated members	2	2
Salary or pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	232,000.00	232,000.00
Others	46,400.00	46,400.00
Description of other fixed compensations	The amounts related to INSS total 46,400	The amounts related to INSS total 46,400
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	278,400.00	278,400.00

Total compensation for the Fiscal Year ending on 12/31/2017 - Annual Amounts

The table below considers the alternates that are compensated only for participation in Committees of the BD.

	Board of Directors	Total
Total number of members	2	2
No. of compensated members	2	2
Salary or pro labore	N/A	N/A
Direct and indirect benefits	N/A	N/A
Participation in committees	100,000.00	100,000.00
Others	20,000.00	20,000.00
Description of other fixed compensations	The amounts related to INSS total 20,000	The amounts related to INSS total 20,000
Bonus	N/A	N/A
Profit sharing	N/A	N/A
Participation in meetings	N/A	N/A
Commissions	N/A	N/A
Others	N/A	N/A
Description of other variable compensations	N/A	N/A
Post-employment	N/A	N/A
Cessation of position	N/A	N/A
Based on shares, including options	N/A	N/A
Note	N/A	N/A
Total compensation	120,000.00	120,000.00

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.